FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 3 February 2016

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
--

Issued:  Wednesday, 3 February 2016, London U.K.
Unaudited Preliminary Results Announcement for the year ended 31 December 2015

GSK delivers further progress against strategy with 2015 sales of £24 billion (+6%), core EPS 75.7p (-15%) and total EPS 174.3p, +>100% CER

2016 core EPS percentage growth expected to reach double digits (CER)

Core results	2015	Growth		Q4 2015	Growth
	£m	CER%	£%	£m	CER%	£%

Turnover	23,923	6	4	6,286	4	2
Core operating profit	5,729	(9)	(13)	1,357	(18)	(23)
Core earnings per share	75.7p	(15)	(21)	18.1p	(28)	(34)

Total results	2015	Growth		Q4 2015	Growth
	£m	CER%	£%	£m	CER%	£%

Turnover	23,923	6	4	6,286	4	2
Operating profit/(loss)	10,322	>100	>100	(254)	>(100)	>(100)
Earnings/(loss) per share	174.3p	>100	>100	(7.3)p	>(100)	>(100)

Summary

•	Group sales +6% CER on a reported basis and +1% CER pro-forma
	-	Pharmaceuticals £14.2 billion, -7% (-1% pro-forma); Vaccines £3.7 billion, +19% (+3% pro-forma); Consumer Healthcare £6 billion, +44% (+6% pro-forma)

•	£2 billion of new product sales driven by HIV (Tivicay, Triumeq), Respiratory (Relvar/Breo, Anoro, Incruse) and Meningitis vaccines (Menveo, Bexsero)
	-	Growing sales contribution: Q4 sales £682 million, (Q3: £591 million)
	-	Nucala, a new biologic treatment for severe asthma, launched at the end of 2015
	-	New product sales now expected to reach £6 billion target up to two years earlier (2018 vs 2020)

•	Integration and restructuring programme on schedule
	-	£1 billion incremental annual cost savings delivered in 2015 for costs of £1.9 billion
	-	On track to deliver £3 billion of annual cost savings by end 2017

•	2015 core EPS 75.7p, -15% CER, ahead of financial guidance
	-	Reflects short-term dilution from transaction partly offset by integration and restructuring benefits

•	2015 total EPS 174.3p, +>100% CER
	-	Reflects impact of transaction gains, partly offset by restructuring charges and revaluation of the contingent consideration relating to improved outlook for HIV business

•	2016 core EPS percentage growth expected to reach double digits CER
	-	If FX rates held at January average levels estimated impact of +5% on 2016 Sterling core EPS growth

•	2015 ordinary dividend of 80p and special dividend of 20p confirmed
	-	Special dividend to be paid alongside Q4 ordinary dividend in April 2016
	-	Continue to expect 80p full year dividend for 2016 and 2017

•	New R&D portfolio of ~40 assets to drive long-term performance; multiple development milestones expected in 2016/2017
	-	Up to 10 regulatory filings include Shingrix (shingles vaccine), sirukumab (RA), Benlysta SC (lupus) and ICS/LABA/LAMA (COPD)
	-	Up to 10 Phase lll starts include cabotegravir (HIV), daprodustat (anaemia) and Men ABCWY vaccine
	-	Up to 20 Phase ll starts in Immuno-inflammation, Oncology, Respiratory and Infectious diseases
	-	Estimated R&D rate of return maintained at 13%

The full results are presented under ‘Income Statement’ on page 37 and core results reconciliations are presented on pages 10 and 53 to 56.  All commentaries are presented in terms of CER growth as defined on page 34, unless otherwise stated.  All expectations and targets regarding future performance should be read together with “Assumptions related to 2016-2020 outlook” and “Assumptions and cautionary statement regarding forward-looking statements” on page 35.

Sir Andrew Witty, Chief Executive Officer, GSK said:

In 2015, we made substantial progress to accelerate new product sales growth, integrate new businesses in Vaccines and Consumer Healthcare and restructure our Global Pharmaceuticals business.  This progress means the Group is well positioned to return to core earnings growth in 2016.

Group sales grew on a reported (+6% CER) and pro-forma basis (+1% CER) in 2015.  New product sales were £2 billion in 2015 with Q4 sales of £682 million demonstrating continued positive momentum.  We now expect sales of new products to meet our target of £6 billion in annual revenues up to two years earlier than previously stated (2018 vs 2020).

2015 core EPS was 75.7p (-15%), ahead of the financial guidance we set out at our Investor Day in May.  Total EPS was 174.3p (+>100%) reflecting gains from the recent 3-part transaction, partly offset by restructuring charges and a revaluation of the contingent consideration due to Shionogi relating to the improved outlook of our HIV business.

For 2016, we continue to expect core EPS percentage growth to reach double-digits on a constant currency basis, although we are also mindful that the macro-economic and healthcare environment will continue to be challenging.  As a result, we remain focused on improving commercial execution and realising the benefits of our integration and restructuring programme.

As we detailed to investors in November 2015, we see significant opportunities for the Group’s new R&D portfolio of ~40 assets, of which approximately 80% have the potential to be first in class.  In 2016/2017, development milestones are expected for assets such as: Shingrix, sirukumab, ICS/LABA/LAMA, cabotegravir, daprodustat and our Men ABCWY vaccine.  We also expect up to 20 Phase ll starts for assets in Immuno-inflammation, Oncology, Respiratory and Infectious diseases.  Today, we have also published our latest estimate for the rate of return in R&D, which has been maintained at 13%.

We have confirmed a full year ordinary dividend of 80p and, as previously announced, a special dividend of 20p.  The Group continues to expect to pay an ordinary dividend of 80p for 2016 and 2017.

Information regarding today’s results, including video interviews with Sir Andrew and other executives are available on: www.gsk.com/investors.

Group strategy and outlook
GSK has created a Group of three world-leading businesses in Pharmaceuticals, Vaccines and Consumer Healthcare, which aims to deliver growth and improving returns to shareholders through development of innovative healthcare options for patients and consumers.

GSK has a strong portfolio of innovative products across its three businesses with a presence in more than 150 markets.  Revenues are split across Pharmaceuticals 58%, Consumer Healthcare 26% and Vaccines 16% on a 2015 pro-forma basis.  R&D innovation underpins all three businesses.  In November 2015, the Group profiled to investors an R&D portfolio of ~40 assets focused on Oncology, Immuno-inflammation, Vaccines and Infectious, Respiratory and Rare diseases.  All three businesses are supported by proprietary technologies and manufacturing capabilities in areas such as devices, adjuvants, bio-electronics and formulations.  The Group aims to improve returns from its R&D innovation by striking a balance between pricing and volume generation.

At its Investor Day on 6 May 2015, GSK outlined a series of expectations for its performance over the five year period 2016-2020.  This included an expectation that Group core EPS would grow at a CAGR of mid-to-high single digits on a CER basis.  The introduction of a generic alternative to Advair in the US was factored into the Group’s assessment of its future performance.  The Group also stated it expects to pay an annual ordinary dividend of 80p for each of the years 2015-2017.

Group performance

The Novartis transaction completed on 2 March 2015 and so GSK’s reported year to date results include ten month’s turnover of the former Novartis Vaccines and Consumer Healthcare products and exclude sales of the former GSK Oncology business from 2 March.  The Group has restated its segment information for the change in its segments described on page 45.

In addition, the Group has presented pro-forma growth rates for turnover, core operating profit and core operating profit by business.  Pro-forma growth rates are calculated comparing reported turnover and core operating profit for Q4 2015 with the turnover and core operating profit for Q4 2014 adjusted to include the equivalent three month’s sales of the former Novartis Vaccines and Consumer Healthcare products and exclude the sales of the former GSK Oncology business during Q4 2014.  Similarly, pro-forma growth rates for the year are calculated comparing reported turnover and core operating profit for the year to December 2015 with the turnover and core operating profit for the year to December 2014 adjusted to include the equivalent ten month’s sales of the former Novartis Vaccines and Consumer Healthcare products and exclude the sales of the former GSK Oncology products from March to December 2014.

Group turnover by business and geographic region

Group turnover by business
	2015		2015	Q4 2015		Q4 2015

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

Global Pharmaceuticals	11,844	(14)	(7)	3,068	(17)	(9)
HIV	2,322	54	54	695	51	51

Pharmaceuticals	14,166	(7)	(1)	3,763	(9)	(1)
Vaccines	3,657	19	3	963	20	(1)
Consumer Healthcare	6,028	44	6	1,562	47	5

	23,851	6	1	6,288	5	-
Corporate and other unallocated turnover	72	(9)	(25)	(2)	>(100)	>(100)

Group turnover	23,923	6	1	6,286	4	-

Group turnover by geographic region
	2015		2015	Q4 2015		Q4 2015

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

US	8,222	3	4	2,221	1	3
Europe	6,450	11	3	1,669	11	2
International	9,251	5	(2)	2,396	3	(5)

Group turnover	23,923	6	1	6,286	4	-

HIV turnover represents the sales of ViiV Healthcare.

Turnover – 2015

Group turnover for 2015 increased 6% on a reported basis to £23,923 million, with Pharmaceuticals down 7%, Vaccines up 19% and Consumer Healthcare up 44%, reflecting the impact of the Novartis transaction.  On a pro-forma basis, Group turnover increased 1%, with Pharmaceuticals down 1%, Vaccines up 3% and Consumer Healthcare up 6%.  Sales of New Pharmaceutical and Vaccine products, as set out on page 29 were £1,988 million in the year, an increase of £1,364 million.

Pharmaceuticals
Pharmaceuticals turnover was £14,166 million, down 7% on a reported basis, primarily reflecting the disposal of the Oncology business.  Adjusting for the impact of the disposal, pro-forma turnover was down 1%, reflecting a 7% decline in Respiratory sales and a 15% decline in sales of Established Products, largely offset by growth in other New Pharmaceuticals products, particularly HIV products Tivicay and Triumeq.  Sales of New Pharmaceutical products were £1,713 million, an increase of £1,284 million, which more than offset the decline in Seretide/ Advair sales of £548 million.  Global Seretide/Advair sales were £3.7 billion, down approximately 30% from their peak in 2013.

In the US, Global Pharmaceuticals reported turnover of £4,233 million, a decline of 20% in the year and 12% on a pro-forma basis.  The pro-forma decline primarily reflected a 10% fall in Respiratory sales and a 30% fall in Established Products sales.  Within Respiratory, Advair sales were down 13% to £1,865 million (4% volume decline and a 9% negative impact of price and mix) and Flovent sales down 19% to £379 million.  These declines were partly offset by sales of the new Respiratory products, Breo Ellipta, Anoro Ellipta, Incruse Ellipta and Arnuity Ellipta, with combined sales of £177 million in the year.  The primary driver of the decline in Established Products was Lovaza, which was down 64% to £93 million following the launch of generic competition in April 2014.  Avodart declined 41% to £166 million reflecting the launch of generic competition in October 2015.  Relenza sales more than doubled to £69 million, partly reflecting US CDC orders, while Benlysta continued its strong growth with sales of £209 million, up 24%.

In Europe, Global Pharmaceuticals turnover declined 16% to £2,849 million and was down 7% on a pro-forma basis after adjusting for the impact of the Oncology disposal.  Respiratory sales declined 9% to £1,415 million with an 18% decline in Seretide due to increased generic competition and the ongoing transition to the new Ellipta products, which reported total sales of £99 million in the year.  Established Products sales were down 11% to £493 million, reflecting increased generic competition and some capacity constraints to supply of a number of products.

International Global Pharmaceuticals sales of £4,762 million were down 7% on a reported basis and down 3% on a pro-forma basis.  Sales in Emerging Markets of £2,963 million declined 9% (down 5% pro-forma).  Emerging Market Respiratory sales declined 1%, with Seretide down 5%, impacted by increased generic competition and price pressure, offset by Flovent up 5%, Ventolin, up 1%, and Avamys, up 8%, as well as £13 million of Relvar Ellipta and Anoro Ellipta sales.  Established Products were down 14%, and Dermatology products were down 15%, both partly impacted by supply constraints.  Within Emerging Markets, China was down 18% reported (down 17% pro-forma), with Respiratory flat and Established Products down 21%, primarily reflecting significantly increased pricing pressures and the ongoing reshaping of the business, including a number of product disposals.  In Japan, Global Pharmaceutical sales were down 5% on a reported basis (down 1% pro-forma) to £1,213 million with a 5% increase in Respiratory sales, primarily driven by Relvar Ellipta, offset by lower sales of Relenza, reflecting a weaker and earlier flu season than in 2014, and continued competitive pressures to a number of Established Products.

Worldwide HIV sales increased 54% to £2,322 million, with the US up 77%, Europe up 46% and International up 15%.  The growth in all three regions was driven primarily by the strong performances of both Triumeq and Tivicay, with sales of £730 million and £588 million respectively in the year.  Epzicom/ Kivexa sales declined 7% to £698 million.

Vaccines
Vaccines sales grew 19% to £3,657 million with the US up 24%, Europe up 23% and International up 12%.  The business benefited from sales of the newly acquired products, particularly the Meningitis portfolio in Europe and the US.  The 3% pro-forma growth was mainly driven by strong Rotarix, Fluarix/FluLaval and Boostrix sales in the US and Bexsero sales in Europe and the US.  The growth was partly offset by declines in Hepatitis A vaccines sales due to supply constraints and Infanrix/Pediarix sales due to the return of a competitor to the market in the US, increased competitor activity in Europe and supply constraints in International.  International was also impacted during the year by higher trade inventories inherited with the newly acquired vaccines.

In the US, sales grew 24% on a reported basis (up 9% pro-forma) to £1,258 million.  Pro-forma growth was driven mainly by strong performances from Fluarix/FluLaval, CDC stockpile replenishments for Rotarix and market share gains for Boostrix.  Sales also grew strongly for the newly acquired portfolio, up 21%, primarily driven by Bexsero.  This growth was partly offset by a 17% decline in Infanrix/Pediarix sales as a result of the return to the market of a competitor vaccine during 2014 combined with the impact of lower CDC stockpile purchases of Infanrix/Pediarix compared with the prior year.

In Europe, sales grew 23% on a reported basis (up 9% pro-forma) to £1,097 million.  Pro-forma growth primarily reflected increased Bexsero sales in several private markets as well as in the UK following its inclusion in the NHS immunisation programme. Menveo also saw strong growth as a result of tender awards in the UK and Italy.  Improved supply and competitor supply shortages drove strong growth for the MMRV portfolio, up 15%, and Boostrix, up 23%.  Growth was partly offset by sales declines for Infanrix/Pediarix due to supply constraints and increased competition.

In International, sales grew by 12% on a reported basis but declined 5% on a pro-forma basis to £1,302 million.  This primarily reflected greater competitive pressures for Synflorix in Latin America, higher trade inventories of the newly acquired vaccines as well as supply constraints for Infanrix/Pediarix and Hepatitis A vaccines.  These declines were partly offset by the growth of Synflorix in Africa and Bangladesh.

Consumer Healthcare
Consumer Healthcare sales in the year grew 44% on a reported basis to £6,028 million, with the US up 56%, Europe up 70%, and International up 27%.  The business benefited from sales of the newly acquired products, particularly Voltaren, Otrivin and Theraflu, following the formation of the Joint Venture with Novartis.  Pro-forma growth of 6% was predominantly driven by the Oral health and Wellness categories.  Sensodyne was the primary driver behind Oral health growth with double-digit growth across all three regions, and Wellness growth benefited particularly from the successful OTC switch of Flonase in the US.  Overall growth was impacted by a reduction in channel inventories of the acquired brands in specific markets, especially in International which also experienced tougher trading conditions across the Emerging Markets.

US turnover increased 56% to £1,430 million (up 22% pro-forma).  Pro-forma growth was driven primarily by the Wellness category, which was up 33%, following the successful launch of OTC Flonase, strong innovation on Theraflu and re-supply on some Smoking cessation formats.  The Oral health category grew by 8%, with Sensodyne continuing to record strong double-digit growth, principally as a result of new product introductions.  However, Tums was impacted by supply constraints and increased competitive pressure during the year.

Europe turnover grew 70% to £1,788m (up 3% pro-forma).  Pro-forma growth was primarily as a result of mid-single digit growth in both Oral health and Wellness.  In the Oral health category, Sensodyne grew 12%, driven by a number of new product introductions as well as improved supply, and Parodontax was also a key contributor, growing 13% across the region.  Wellness growth was primarily due to Voltaren, which increased 12% pro-forma, achieving record shares in a number of markets, including Germany and Italy.  Growth was partly offset by declines in the Nutrition and Skin health categories as resources were re-aligned across the brand portfolio following the integration.  Additionally, supply chain simplification activities resulted in the exit from a number of non-strategic third party supply agreements impacting sales during the year.

International turnover grew 27% to £2,810 million (up 3% pro-forma).  The pro-forma performance was driven by double-digit growth in Oral health, with Sensodyne sales up 16%.  Continuing momentum for Horlicks and Eno in India drove growth across the Indian Nutrition and Wellness portfolios but this was offset by the impact of a tougher commercial climate across a number of Emerging Markets, notably in South East Asia and Russia.  In addition, growth in the region was diluted by excess channel inventories in parts of the acquired consumer businesses, most notably in China, Russia and Middle East.

Corporate and other unallocated turnover
The Corporate and unallocated turnover of £72 million represented sales of several Vaccines and Consumer Healthcare products, which were being held for sale in a number of markets.  GSK was required to dispose of these products in specific markets in order to meet the requirements of the anti-trust approvals for the Novartis transaction.  The disposals were completed in Q3 2015.

Turnover – Q4 2015

Group turnover for Q4 2015 increased 4% on a reported basis to £6,286 million, with Pharmaceuticals down 9%, Vaccines up 20% and Consumer Healthcare up 47%, all three businesses reflecting the impact of the Novartis transaction.  On a pro-forma basis, Group turnover was flat, with Pharmaceuticals down 1%, Vaccines down 1% and Consumer Healthcare up 5%.  Sales of New Pharmaceutical and Vaccine products, as set out on page 29, were £682 million in the quarter, an increase of £410 million.

Pharmaceuticals
Pharmaceuticals turnover was £3,763 million, down 9% on a reported basis, primarily reflecting the disposal of the Oncology business to Novartis.  Adjusting for the impact of the disposal, pro-forma turnover was down 1%.  HIV sales grew 51% in the quarter.  Respiratory sales declined 3%, primarily reflecting further declines in Seretide in Europe and increased competitive pressures in the International region, and the continuing transition of the Respiratory portfolio to newer products.  Sales of Established Products declined 20%, with lower sales in the US, Europe and International primarily reflecting respectively a continued decline in Lovaza, intensifying competition in Europe and the impact of the reshaping of the China business on International.  Sales of New Pharmaceutical products were £620 million, an increase of £412 million, which more than offset the decline in Seretide/Advair sales of £90 million.

US Global Pharmaceuticals turnover of £1,160 million declined 20% in the quarter and 11% on a pro-forma basis.  The pro-forma decline primarily reflected the impact of generic competition to Avodart and a 34% fall in Established Products sales, including Lovaza, down 62% to £22 million.  Within Respiratory, Advair sales were up 2% to £592 million representing a 3% volume decline and 5% positive impact of price and mix.  Payer rebate adjustments related to prior quarters favourably impacted sales in this quarter.  However, Advair’s underlying sales performance in the quarter remained more consistent with the average trends established over the first nine months of the year.  Flovent sales declined 13% to £105 million and Ventolin sales declined 26% to £67 million, primarily as a result of net negative effects of adjustments to payer rebates.  The net impact of adjustments related to prior quarters for payer rebates across the Respiratory portfolio was broadly neutral to reported US sales.  The new Ellipta products recorded combined sales of £77 million in the quarter, while Benlysta sales increased 27% to £59 million.

In Europe, Global Pharmaceuticals turnover declined 19% to £700 million on a reported basis and was down 9% on a pro-forma basis.  Respiratory sales declined 11% to £341 million as a 22% decline in Seretide sales (15% volume decline and a 7% negative impact of price and mix) to £232 million was partly offset by Relvar Ellipta and Anoro Ellipta with combined sales of £31 million in the quarter.  Established Products sales were down 8% to £125 million reflecting increased generic competition combined with some capacity constraints to supply for a number of products.

International Global Pharmaceuticals sales of £1,208 million were down 11% on a reported basis and down 6% on a pro-forma basis.  Sales in Emerging Markets of £722 million declined 15% reported and 10% on a pro-forma basis.  Respiratory sales declined by 9%, driven by Seretide, down 11%, which experienced increased competition and pricing pressures.  Established Products were down 21%, and Dermatology products were down 22%, both impacted by supply constraints.  Within Emerging Markets, sales in China declined 26% on a reported basis (25% pro-forma), reflecting the implementation of new pricing policies as part of the ongoing reshaping of the business and the disposal of a number of peripheral parts of the portfolio.  In Japan, Global Pharmaceutical sales were down 12% on a reported basis (down 8% pro-forma) to £322 million, including an 11% decrease in Adoair sales to £53 million, partly offset by strong growth of Relvar Ellipta to £20 million.  Total Respiratory sales in Japan were down 1% in the quarter, also impacted by lower seasonal sales.

Worldwide HIV sales increased 51% to £695 million, with the US up 66%, Europe up 49% and International up 9%.  The growth in all three regions was driven primarily by strong performances from both Triumeq and Tivicay, with sales of £289 million and £174 million respectively in the quarter.  Epzicom/Kivexa sales declined 19% to £162 million.

Vaccines
Vaccines sales grew 20% to £963 million with the US up 15%, Europe up 30% and International up 16%.  Reported growth was driven by sales of the newly acquired products, primarily Bexsero in Europe and Menveo in the US and Europe.  The 1% pro-forma decline reflected strong growth in Bexsero sales in Europe, market share growth for Boostrix in the US and market expansion for Synflorix in International offset by supply shortages affecting Infanrix/Pediarix and Hepatitis A vaccines and higher sales in Q4 2014 of the newly acquired vaccines in International.

In the US, sales grew 15% on a reported basis (flat pro-forma) to £275 million.  Boostrix sales grew 76% to £53 million, largely due to market share growth and Rotarix sales growth benefited from the comparative impact of CDC stockpile movements in Q4 2014.  This growth was offset by the phasing of Fluarix/FluLaval and Infanrix/Pediarix sales compared with Q4 2014.

In Europe, sales grew 30% on a reported basis (up 11% pro-forma) to £291 million.  The pro-forma growth reflected increased Bexsero sales in a number of private markets and in the UK following its inclusion in the NHS immunisation programme.  Menveo also grew strongly driven by tender awards.  Growth in the MMRV portfolio due to improved supply and a competitor supply shortage was partly offset by sales decline of Hepatitis A vaccines reflecting ongoing supply constraints.  Infanrix/Pediarix was flat, impacted by supply constraints and increased competitor activity.

In International, sales grew 16% on a reported basis (down 8% pro-forma) to £397 million.  The pro-forma performance reflected lower sales of Infanrix/Pediarix and Hepatitis A vaccines due to supply constraints and higher sales in Q4 2014 of the newly acquired vaccines, partly offset by market expansion for Synflorix and Boostrix sales in Brazil.

Consumer Healthcare
Consumer Healthcare turnover grew 47% on a reported basis to £1,562 million, with the US up 50%, Europe up 75%, and International up 32%.  Reported sales growth was driven by Voltaren, Theraflu and Otrivin.  On a pro-forma basis sales increased by 5%, with growth primarily driven by the Oral health and Wellness categories.

US turnover increased 50% to £380 million, with 13% pro-forma growth reflecting strong performance primarily from the Wellness portfolio.  The OTC launch of Flonase earlier in the year continued to drive strong growth in the quarter along with the re-launch of Theraflu, including a new warming syrup format.  Sensodyne delivered double-digit growth, also primarily driven by new product introductions.  Tums continued to be impacted by supply constraints and increased competition.

Turnover in Europe grew 75% to £473 million (up 2% pro-forma).  The pro-forma performance was driven by Wellness sales, particularly double-digit growth of Voltaren, with a particular contribution from the 12 hour variant.  Oral health sales grew at low single digits with strong performances from Sensodyne and Parodontax partly offset by Denture care, which declined 11% as a result of an adverse comparison with Q4 2014, which benefited particularly from supply recovery.  The UK, Germany and France delivered mid-single digit growth.  This was offset by Italy where sales were down, impacted by Oral health brands suffering from comparison with a strong Q4 2014, and in Central and Eastern Europe where sales declined over 6% due to the weak economic environment and a low incidence of cold and flu.

International turnover of £709 million grew 32% (up 3% pro-forma).  Oral health recorded a very strong quarter across the region, driven by Sensodyne innovation sales and consumption gains in Japan and China.  The Nutrition category benefited from strong seasonal Horlicks sales in India, which grew 18%, achieving a record high market share.  This growth was offset by a decline in Russia where the weak consumer environment was hampered further by the low incidence of cold and flu.  In the Middle East, a slower sales performance reflected continued trade destocking of the acquired brands.

Total results

The total results for the Group are set out below.

	2015 £m	2014 £m	Reported growth CER%	Q4 2015 £m	Q4 2014 £m	Reported growth CER%

Turnover	23,923	23,006	6	6,286	6,186	4

Cost of sales	(8,853)	(7,323)	24	(2,541)	(2,029)	29

Gross profit	15,070	15,683	(3)	3,745	4,157	(7)

Selling, general and administration	(9,232)	(8,246)	13	(2,498)	(2,207)	15
Research and development	(3,560)	(3,450)	2	(1,054)	(979)	9
Royalty income	329	310		91	67
Other operating income/(expense)	7,715	(700)		(538)	(347)

Operating profit/(loss)	10,322	3,597	>100	(254)	691	>(100)

Finance income	104	68		41	18
Finance expense	(757)	(727)		(199)	(189)
Profit on disposal of associates	843	-		1	-
Share of after tax profits/(losses) of associates and joint ventures	14	30		(5)	11

Profit/(loss) before taxation	10,526	2,968	>100	(416)	531	>(100)

Taxation	(2,154)	(137)		(12)	494
Tax rate %	20.5%	4.6%		(2.9)%	(93.0)%

Profit/(loss) after taxation	8,372	2,831	>100	(428)	1,025	>(100)

Loss attributable to non-controlling interests	(50)	75		(74)	(8)
Profit/(loss) attributable to shareholders	8,422	2,756		(354)	1,033

	8,372	2,831		(428)	1,025

Earnings/(loss) per share	174.3p	57.3p	>100	(7.3)p	21.5p	>(100)

Core adjustments
The Group’s core results reflect adjustments to exclude a number of items from total results, as set out in the definitions of core results on page 34.  The adjustments that reconcile total operating profit, profit after tax and earnings per share to core results are as follows:

	2015			2014

	Operating profit £m	Profit after tax £m	EPS p	Operating profit £m	Profit after tax £m	EPS p

Total results	10,322	8,372	174.3	3,597	2,831	57.3

Intangible asset amortisation	563	402	8.3	575	366	7.6
Intangible asset impairment	206	156	3.2	150	121	2.5
Major restructuring costs	1,891	1,455	30.1	750	540	11.3
Legal costs	221	200	4.1	548	522	10.9
Acquisition-related items	2,238	1,886	28.8	843	709	11.7
Disposals and other	(9,712)	(8,373)	(173.1)	131	(283)	(5.9)

	(4,593)	(4,274)	(98.6)	2,997	1,975	38.1

Core results	5,729	4,098	75.7	6,594	4,806	95.4

	Q4 2015			Q4 2014

	Operating (loss)/ profit £m	(Loss)/ profit after tax £m	EPS p	Operating profit £m	Profit after tax £m	EPS p

Total results	(254)	(428)	(7.3)	691	1,025	21.5

Intangible asset amortisation	148	71	1.5	125	25	0.4
Intangible asset impairment	86	61	1.3	55	46	1.0
Major restructuring costs	773	602	12.4	457	357	7.4
Legal costs	14	(3)	(0.1)	75	89	1.9
Acquisition-related items	714	590	8.4	352	317	5.3
Disposals and other	(124)	90	1.9	15	(492)	(10.2)

	1,611	1,411	25.4	1,079	342	5.8

Core results	1,357	983	18.1	1,770	1,367	27.3

Full reconciliations between total results and core results are set out on pages 53 to 56.

Core operating profit and margin

Core operating profit

	2015			2015	Q4 2015			Q4 2015

	£m	% of turnover	Reported growth CER%	Pro-forma growth CER%	£m	% of turnover	Reported growth CER%	Pro-forma growth CER%

Turnover	23,923	100	6	1	6,286	100	4	-

Cost of sales	(7,520)	(31.4)	18	5	(2,066)	(32.9)	18	3
Selling, general and administration	(7,907)	(33.1)	12	4	(2,108)	(33.5)	15	5
Research and development	(3,096)	(12.9)	(2)	(5)	(846)	(13.5)	3	(1)
Royalty income	329	1.3	8	(4)	91	1.5	39	39

Core operating profit	5,729	23.9	(9)	(3)	1,357	21.6	(18)	(10)

Core profit before tax	5,091		(10)		1,198		(20)
Core profit after tax	4,098		(10)		983		(22)

Core profit attributable to non-controlling interests	440				109
Core profit attributable to shareholders	3,658		(15)		874		(28)

Core earnings per share	75.7p		(15)		18.1p		(28)

Core operating profit by business

	2015			2015	Q4 2015			Q4 2015

	£m	% of turnover	Reported growth CER%	Pro-forma growth CER%	£m	% of turnover	Reported growth CER%	Pro-forma growth CER%

Global Pharmaceuticals	4,733	40.0	(24)	(17)	1,149	37.5	(34)	(26)
HIV	1,686	72.6	72	72	489	70.4	63	63
Pharmaceuticals R&D	(2,168)		(10)	(2)	(575)		(11)	(3)

Pharmaceuticals	4,251	30.0	(12)	(4)	1,063	28.2	(24)	(16)
Vaccines	966	26.4	(9)	7	164	17.0	(23)	(5)
Consumer Healthcare	680	11.3	66	24	180	11.5	73	38

	5,897	24.7	(6)	-	1,407	22.4	(17)	(9)
Corporate & other unallocated costs	(168)		>(100)	>(100)	(50)		55	7

Core operating profit	5,729	23.9	(9)	(3)	1,357	21.6	(18)	(10)

HIV operating profit represents the operating profit of ViiV Healthcare.

Core operating profit – 2015
Core operating profit was £5,729 million, 9% lower than in 2014 in CER terms on a turnover increase of 6%.  The core operating margin of 23.9% was 4.8 percentage points lower than in 2014.  Excluding the adverse impact of currency movements, particularly from Euro and Emerging Markets currencies, the core operating margin was 4.1 percentage points lower on a CER basis.  This decline included a 3.0 percentage point impact of the Novartis transaction, reflecting the disposal of GSK’s higher margin Oncology business and the acquisition of the lower margin and different cost structures of the Vaccines and Consumer Healthcare businesses from Novartis.

On a pro-forma basis, core operating profit was 2.7% lower in CER terms compared with 2014 on a turnover increase of 1%, which primarily reflected a decline in the pro-forma core operating margin of 1.1 percentage points.  However, this decline also included a 0.9 percentage point impact from the adverse comparison with 2014 which included a £219 million credit in SG&A from a release of reserves following simplification of the Group’s entity structure and its trading arrangements.  Excluding this effect, the core operating margin declined 0.2 percentage points reflecting the balance between the continued impact of the decline in sales of Seretide/Advair, including contracting and other price reductions, lower sales of Established Products, as well as the investments required behind multiple new launches in Pharmaceuticals, Vaccines and Consumer Healthcare, as the Group transitions its product portfolio, offset by the savings released by the Group’s restructuring and integration programmes and the benefits of an improved product mix, particularly from the growth in HIV sales.

Cost of sales as a percentage of turnover was 31.4%, 3.0 percentage points higher than in 2014.  On a pro-forma basis, the cost of sales percentage increased 0.8 percentage points and 1.0 percentage points on a CER basis.  This reflected adverse price movements, particularly in US Pharmaceuticals and increased investments in Vaccines to improve the reliability and capacity of the supply chain.  This was partly offset by an improved product mix, particularly as a result of the growth in HIV sales, and the benefits of the Group’s ongoing cost reduction programmes.

SG&A costs as a percentage of sales were 33.1%, 2.4 percentage points higher than in 2014 and 2.0 percentage points higher on a CER basis.  On a pro-forma basis, SG&A costs as a percentage of sales increased 1.2 percentage points, and 0.8 percentage points on a CER basis.  This increase primarily reflected the impact of the £219 million credit in SG&A in Q3 2014 from a release of reserves following simplification of the Group’s entity structure and its trading arrangements.  Excluding this, SG&A costs as a percentage of sales decreased 0.1 percentage points on a CER basis, driven by declines in Global Pharmaceuticals, including the benefits of the Pharmaceuticals cost reduction programme, and synergies in Vaccines and Consumer Healthcare, largely offset by promotional product support, particularly for new launches in Respiratory, Consumer Healthcare, Vaccines and HIV.

R&D expenditure declined 2% CER to £3,096 million (12.9% of turnover) compared with £3,115 million (13.5% of turnover) in 2014.  On a pro-forma basis, R&D expenditure declined 5% reflecting the benefit of cost reduction programmes in Pharmaceuticals, Vaccines and Consumer Healthcare R&D.

Royalty income was £329 million (2014: £310 million).

Core operating profit by business – 2015
Following the completion of the transaction with Novartis, GSK has reorganised the Group to reflect the greater balance between its Pharmaceuticals, Vaccines and Consumer Healthcare businesses and responsibilities for some parts of these respective businesses have been realigned.  GSK is reporting these three businesses separately with corporate costs reallocated to each accordingly so that the profitability of each business is reflected more accurately.

Pharmaceuticals core operating profit was £4,251 million, 12% lower than in 2014 in CER terms on a turnover decrease of 7%.  The core operating margin of 30.0% was 2.6 percentage points lower than in 2014 and 1.8 percentage points lower on a CER basis.  On a pro-forma basis, the core operating margin decreased 1.2 percentage points on a CER basis, which reflected adverse price movements in Global Pharmaceuticals, particularly in the US for Respiratory products, the increased promotional and manufacturing investments behind new product launches in Respiratory and HIV as well as targeted investments in manufacturing capacity and stability elsewhere in the portfolio, partly offset by a more favourable product mix, primarily driven by the growth in HIV sales, and the benefits of the Group’s cost reduction programmes.

Vaccines operating profit was £966 million, 9% lower than in 2014 in CER terms on a turnover increase of 19%. The core operating margin of 26.4% was 5.2 percentage points lower than 2014 and 7.6 percentage points lower on a CER basis, primarily driven by the inclusion of the cost base of the former Novartis Vaccines business.  Pro-forma core operating profit grew by 7% on a turnover increase of 3% on a CER basis.  The pro-forma operating margin improved 0.8 percentage points to 26.4% reflecting an increase in cost of sales as a percentage of turnover due to additional supply chain investments and the benefit to cost of sales in 2014 of a number of inventory adjustments, more than offset by reductions in SG&A and R&D from restructuring and integration benefits.

Consumer Healthcare core operating profit was £680 million, 66% higher than in 2014 in CER terms on a turnover increase of 44%.  The core operating margin of 11.3% was 0.1 percentage points lower than in 2014, but improved 1.7 percentage points on a CER basis.  On a pro-forma basis the operating margin increased 1.8 percentage points on a CER basis.  This was driven by a reduction in cost of sales as a percentage of turnover, reflecting benefits from improved supply and pricing, as well as the delivery of integration synergies which together more than offset additional investment behind the growth of target power brands, particularly in Oral health and Wellness.

Core operating profit – Q4 2015
Core operating profit was £1,357 million, 18% lower in CER terms than in Q4 2014 on a turnover increase of 4%.  The core operating margin of 21.6% was 7.0 percentage points lower than in Q4 2014 and 6.2 percentage points lower on a CER basis.  The decrease included a 3.9 percentage point impact from the Novartis transaction, reflecting the disposal of GSK’s higher margin Oncology business and the acquisition of the lower margin Vaccines and Consumer Healthcare businesses from Novartis.

On a pro-forma basis, core operating profit was 9.9% lower in CER terms compared with Q4 2014 on flat turnover.  The pro-forma core operating margin was 2.3 percentage points lower in CER terms, reflecting reduced operating leverage from lower seasonal sales in the quarter in Vaccines and Consumer, continued price pressure, particularly in Respiratory, supply chain investments and increased promotional support for new launches and seasonal activity, partly offset by restructuring and integration savings.

Cost of sales as a percentage of turnover was 32.9%, up 3.8 percentage points in sterling terms and 3.7 percentage points higher in CER terms than in Q4 2014.  On a pro-forma basis, the cost of sales percentage increased 1.2 percentage points compared with 2014 and increased 1.1 percentage points in CER terms.  This reflected continued adverse pricing pressure in Pharmaceuticals, primarily Respiratory, and ongoing increased investments in Vaccines to improve the reliability and capacity of the supply chain, partly offset by a more favourable product mix in the quarter due to higher HIV sales.

SG&A costs were 33.5% of turnover, 3.4 percentage points higher than in Q4 2014 and 3.2 percentage points higher on a CER basis.  On a pro-forma basis, SG&A as a percentage of sales increased by 2.0 percentage points and 1.8 percentage points on a CER basis.  This primarily reflected increased promotional support for new launches and seasonal activity, particularly in Respiratory, Consumer Healthcare, Vaccines and HIV, partly offset by savings in Global Pharmaceuticals, including the benefits of the Pharmaceuticals restructuring programme, and integration benefits in Vaccines and Consumer Healthcare.

R&D expenditure increased 3% CER to £846 million (13.5% of turnover) compared with £821 million (13.3% of turnover) in Q4 2014.  On a pro-forma basis, R&D expenditure declined 1% reflecting the benefit of cost reduction programmes in Pharmaceuticals, Consumer Healthcare and Vaccines R&D partly offset by increased investment in the pipeline.

Royalty income was £91 million (Q3 2014: £67 million).

Core operating profit by business – Q4 2015
Pharmaceuticals core operating profit was £1,063 million, 24% lower than in Q4 2014 in CER terms on a turnover decrease of 9%.  The core operating margin of 28.2% was 6.4 percentage points lower than in Q4 2014 and 5.6 percentage points lower on a CER basis.  On a pro-forma basis, the core operating margin reduced 4.9 percentage points on a CER basis, reflecting the impact of lower prices, particularly in Respiratory as the business transitions the Respiratory portfolio, but also in Established Products, as well as the costs of targeted investments in manufacturing stability and additional capacity and in support for new launches in Respiratory and HIV, partly offset by the benefits of the restructuring programmes in Pharmaceuticals and R&D.

Vaccines operating profit was £164 million, 23% lower than in Q4 2014 in CER terms on a turnover increase of 20%.  The core operating margin of 17% was 8.1 percentage points lower than in Q4 2014 and 8.9 percentage points lower on a CER basis, impacted primarily by the inherited cost base of the former Novartis Vaccines business.  The core operating profit margin decreased on a pro-forma basis by 0.7 percentage points in CER terms, primarily driven by increased investments to improve the reliability and capacity of the supply chain and the phasing of ongoing R&D project spending, partly offset by reductions in R&D and SG&A delivered through restructuring and integration benefits.

Consumer Healthcare core operating profit was £180 million, 73% higher than in Q4 2014 in CER terms on a turnover increase of 47%.  The core operating margin of 11.5% was 0.1 percentage points lower than in Q4 2014, but 1.9 percentage points higher on a CER basis.  On a pro-forma basis, the Consumer Healthcare operating margin was 3.2 percentage points higher on a CER basis due to a significant improvement in gross margin reflecting benefits from improved supply volume and pricing, together with integration synergies, principally in SG&A, that allowed increased investment behind power brands, particularly in the Oral health and Wellness categories.

Core profit after tax and core earnings per share – 2015
Net finance expense was £636 million compared with £646 million in 2014.

The share of losses of associates and joint ventures was £2 million (2014: £30 million profit).  In March 2015, GSK reduced its shareholding in its one significant associate, Aspen Pharmacare Holdings Limited, from 12.4% to 6.2% of the issued share capital.  As a result, GSK no longer accounts for Aspen as an associate.

Tax on core profit amounted to £993 million and represented an effective core tax rate of 19.5% (2014: 19.6%), reflecting the resolution of a number of items that benefited the year.

The allocation of earnings to non-controlling interests amounted to £440 million (2014: £222 million), including the non-controlling interest allocations of Consumer Healthcare profits of £138 million (2014: £nil) and the allocation of ViiV Healthcare profits, which increased to £224 million (2014: £132 million).  Further details of the Group’s economic interest in the profits of ViiV Healthcare are set out on page 19.

Core EPS of 75.7p declined 15% in CER terms compared with a 9% decline in operating profit primarily reflecting the greater contributions to growth from businesses in which there are significant non-controlling interests.

Core profit after tax and core earnings per share – Q4 2015
Net finance expense was £154 million compared with £168 million in Q4 2014, reflecting changes in the mix and level of gross debt.  The share of losses of associates and joint ventures was £5 million (Q4 2014: £11 million profit).

Tax on core profit amounted to £215 million and represented an effective core tax rate of 17.9% (Q4 2014: 15.3%).  The increase in the effective rate reflected the timing of resolution of a number of matters that benefited the quarter in 2014 versus 2015.

The allocation of earnings to non-controlling interests amounted to £109 million (Q4 2014: £52 million), including the non-controlling interest allocations of Consumer Healthcare profits of £40 million (Q4 2014: £nil) and the allocation of ViiV Healthcare profits, which increased to £46 million (Q4 2014: £28 million) including the impact of changes in the proportions of preferential dividends due to each shareholder based on the relative performance of different products in the quarter.  Further details of the Group’s economic interest in the profits of ViiV Healthcare are set out on page 19.

Core EPS of 18.1p was down 28% in CER terms compared with an 18% decline in the operating profit primarily reflecting the greater contribution to growth from businesses in which there are significant non-controlling interests as well as the increased tax rate in the quarter compared with Q4 2014.

Total operating profit and total earnings per share – 2015
Total operating profit was £10,322 million compared with £3,597 million in 2014.  The non-core items resulted in a net credit of £4,593 million (2014: net charge of £2,997 million), primarily reflecting the impact of the Novartis transaction.

The intangible asset amortisation decreased to £563 million from £575 million in 2014, Intangible asset impairments of £206 million (2014: £150 million) included impairments of several R&D and commercial assets.  Both of these charges were non-cash items.

Major restructuring charges accrued in the year were £1,891 million (2014: £750 million) and reflected the acceleration of a number of integration projects following completion of the Novartis transaction, as well as further charges as part of the Pharmaceuticals restructuring programme.  Cash payments made in the year were £1,131 million (2014: £566 million).  The programme has delivered approximately £1 billion of incremental benefits in 2015 compared with 2014, with a net impact on 2015 of £0.8 billion after taking into account the £219 million structural credit recognised in Q3 2014.

Charges for the combined restructuring and integration programme to date are £2.7 billion.  The total cash charges of the combined programme are expected to be approximately £3.65 billion and the non-cash charges up to £1.35 billion.  By the end of 2015, the programme had delivered approximately £1.6 billion of annual savings and remains on track to deliver £3 billion of annual savings in total.  The programme is expected to be largely complete by the end of 2017.

Legal charges of £221 million (2014: £548 million) included the settlement of a number of existing matters and litigation costs.  2014 included the £301 million fine payable to the Chinese government.  Cash payments were £420 million (2014: £702 million).

Acquisition-related adjustments resulted in a net charge of £2,238 million (2014: £843 million).  This included remeasurements of: the liability and the unwinding of the discounting effects on the contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare Joint Venture of £1,874 million (2014: £768 million); the contingent consideration related to the acquisition of the former Novartis Vaccines business of £91 million (2014: £nil million); and the Consumer Healthcare Joint Venture put option of £83 million (2014: £nil million).  Further details of the consideration due to Shionogi in relation to ViiV Healthcare are given on page 19.

Disposals and other items resulted in a net credit of £9,712 million (2014: £131 million charge).  This included the profit on disposal of the Oncology business to Novartis of £9,228 million and the profit on disposal of ofatumumab, together with equity investment and other asset disposals, equity investment impairments reflecting current market valuations, one-off required regulatory charges in R&D and certain other adjusting items.  The profit on disposal of associates of £843 million recorded below operating profit arose from the disposal of half of GSK’s investment in Aspen Pharmacare and the remeasurement of the remaining holding to market value on its reclassification to equity investments, which has been partly reduced subsequently to reflect current market valuations.

The charge for taxation on total profits amounted to £2,154 million and represented a total effective tax rate of 20.5% (2014: 4.6%), reflecting the differing tax effects of the various non-core items.  See ‘Taxation’ on page 48 for further details.

Total EPS was 174.3p, compared with 57.3p in 2014, the increase primarily reflecting the profits on disposal of the Oncology business and the Aspen Pharmacare shares, partly offset by the increase in the liability for the contingent consideration due on the acquisition of the former Shionogi-ViiV Healthcare joint venture and accelerated charges for major restructuring expenditure.

Total operating profit and total loss per share – Q4 2015
The total operating loss was £254 million in Q4 2015 compared with an operating profit of £691 million in Q4 2014.  The non-core items resulted in a net charge of £1,611 million (Q4 2014: £1,079 million), reflecting the impact of accelerated charges for restructuring costs driven by the Novartis transaction and the Pharmaceuticals restructuring programme, the impact of further charges related to the remeasurements of the contingent consideration related to the former Shionogi-ViiV Healthcare joint venture and the Novartis Vaccines business as well as the carrying value of the Consumer Healthcare put option, together with charges related to the impairment of equity investments, offset by asset disposals and other adjusting items.

The intangible asset amortisation increased to £148 million from £125 million in Q4 2014.  Intangible asset impairments were £86 million (Q4 2014: £55 million).  This was a non-cash item.

Major restructuring charges accrued in the quarter were £773 million (Q4 2014: £457 million), reflecting the acceleration of a number of restructuring projects following the completion of the Novartis transaction, as well as further charges for Pharmaceuticals restructuring projects.  Cash payments made in the quarter were £285 million (Q4 2014: £209 million) including the settlement of certain charges accrued in previous quarters.

Legal charges of £14 million (Q4 2014: £75 million) included receipts from the settlement of existing matters and litigation costs.  Cash payments in the quarter were £141 million (Q4 2014: £115 million).

Acquisition-related adjustments resulted in a net charge of £714 million (Q4 2014: £352 million).  This included remeasurement of: the liability and the unwinding of the discounting effects on the contingent consideration for the acquisition of the former Shionogi-ViiV Healthcare joint venture; the contingent consideration related to the acquisition of the former Novartis Vaccines business; and the Consumer Healthcare Joint Venture put option.  Further details of the consideration due to Shionogi in relation to ViiV Healthcare are given on page 19.

Disposals and other items included the disposal of ofatumumab, together with equity investment impairments and other asset disposals, one-off required regulatory charges in R&D and certain other adjusting items.

A tax charge of £12 million on total losses represented an effective tax rate of (2.9)% (Q4 2014: (93%)) and reflected the differing tax effects of the various non-core items.  See ‘Taxation’ on page 48 for further details.

The total loss per share was 7.3p, compared with earnings per share of 21.5p in Q4 2014.  The decrease primarily reflected the impact of the increase to the ViiV Healthcare contingent consideration and increased restructuring charges in the quarter.

Currency impact on 2015 results
The 2015 results are based on average exchange rates, principally £1/$1.53, £1/€1.37 and £1/Yen 185.  Comparative exchange rates are given on page 49.  The period-end exchange rates were £1/$1.47, £1/€1.36 and £1/Yen 177.

In the year, turnover increased 6% CER and 4% at actual exchange rates.  Core EPS of 75.7p was down 15% in CER terms and down 21% at actual rates.  The negative currency impact reflected the strength of Sterling against the majority of the Group’s trading currencies relative to 2014 partly offset by a weakening of Sterling against the US Dollar.  Losses on settled intercompany transactions contributed less than 1 percentage point of the negative currency impact of 6 percentage points on core EPS.

In the quarter, turnover increased 4% CER and 2% at actual exchange rates.  Core EPS of 18.1p was down 28% in CER terms and down 34% at actual rates.  The negative currency impact reflected the strength of Sterling against the majority of the Group’s trading currencies relative to Q4 2014 partly offset by a weakening of Sterling against the US Dollar.  Losses on settled intercompany transactions contributed around one percentage point of the negative currency impact of 6 percentage points on core EPS.

2016 guidance for core EPS
In 2016, GSK continues to expect core EPS percentage growth to reach double digits on a CER basis.

If exchange rates were to hold at the January average rates (£1/$1.45, £1/€1.33 and £1/Yen 175) for the rest of 2016, the estimated positive impact on 2016 Sterling turnover growth would be around 2% and if exchange losses were recognised at the same level as in 2015, the estimated positive impact on 2016 Sterling core EPS growth would be around 5%.

Cash generation and conversion

Cash flow and net debt

	2015	2014	Q4 2015

Net cash inflow from operating activities (£m)	2,569	5,176	1,501
Adjusted net cash inflow from operating activities* (£m)	2,989	5,878	1,642
Free cash flow* (£m)	(155)	2,620	553
Adjusted free cash flow* (£m)	265	3,322	694
Free cash flow growth (%)	>(100)%	(44)%	(58)%
Free cash flow conversion* (%)	3%	101%	N/A
Net debt (£m)	10,727	14,377	10,727

*
Adjusted net cash inflow from operating activities, free cash flow, adjusted free cash flow and free cash flow conversion are defined on page 34.  Free cash flow and adjusted free cash flow reconciliations are set out on page 52.

2015
The net cash inflow from operating activities for the year was £2,569 million (2014: £5,176 million).  Excluding legal settlements of £420 million (2014: £702 million), adjusted net cash inflow from operating activities was £2,989 million (2014: £5,878 million).  This was after payments of non-core restructuring and integration costs of £1,131 million (2014: £566 million) and the initial tax payments arising on the sale of the Oncology business amounting to £1,071 million, all of which have been funded from divestment proceeds.  Excluding these items, the adjusted net cash inflow from operating activities would have been £5,191 million (2014: £6,444 million), a reduction of £1,253 million (19%).

The decrease primarily resulted from the initial impact of the Novartis transaction, reflecting the disposal of GSK’s higher margin Oncology business and the impact of acquiring the lower margin Vaccines and Consumer Healthcare businesses as well as lower operating profits, primarily in Global Pharmaceuticals, and the impact of negative currency movements in the year.  In addition, the cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability recognised in operating cash flows increased by £117 million in 2015.  The total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in 2015 were £159 million, of which £121 million was recognised in cash flows from operating activities and £38 million was recognised in purchases of businesses within investing cash flows.

Free cash outflow was £155 million for the year.  Excluding legal payments, adjusted free cash flow was £265 million (2014: £3,322 million).  This was after non-core restructuring and integration costs, and the initial tax payments on the sale of the Oncology business.  Excluding these items, the adjusted free cash inflow would have been £2,467 million (2014: £3,888 million).  The decrease reflected the same factors as for the net cash inflow from operating activities described above.

The free cash flow conversion calculation was adversely impacted by the disposals of the Oncology business and the Aspen investment as the cash flows associated with the transactions are excluded under the definition while the profits on disposal are included in the denominator.

Net debt
At 31 December 2015, net debt was £10.7 billion, compared with £14.4 billion at 31 December 2014, comprising gross debt of £16.6 billion and cash and liquid investments of £5.9 billion.  The decrease in net debt primarily reflected the impact of the Novartis transaction in which GSK sold its Oncology business for net cash proceeds of £10.0 billion and paid £3.3 billion, net of cash acquired, to purchase the Novartis Vaccines business.

The first tax payments on the transaction amounting to £1,071 million have been made with the remainder expected to be settled during H1 2016.  The overall net after-tax proceeds of the Novartis transaction are expected to be approximately $7.8 billion (£5.2 billion).  In addition, GSK sold part of its shareholding in Aspen for cash proceeds of £564 million and paid dividends to shareholders of £3,874 million.  Net debt also reflected an exchange loss on the translation of cash held by the Group’s Venezuelan subsidiaries of £94 million following the change in exchange rate used by the Group at 31 December 2015.  See page 49 for further details on the Group’s businesses in Venezuela.

At 31 December 2015, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £1,308 million with loans of £2,276 million repayable in the subsequent year.

Q4 2015
The net cash inflow from operating activities for the quarter was £1,501 million (Q4 2014: £2,210 million).  Excluding legal settlements of £141 million (Q4 2014: £115 million) adjusted net cash inflow from operating activities was £1,642 million (Q4 2014: £2,325 million).  In addition, there were payments of non-core restructuring and integration costs of £285 million (Q4 2014: £209 million) and a further tax payment of £292 million on the sale of the Oncology business, all of which have been funded from divestment proceeds.  Excluding these items, the adjusted net cash inflow from operating activities would have been £2,219 million (Q4 2014: £2,534 million).

The decrease primarily reflected the initial impact of the Novartis transaction and lower operating profits, primarily in Global Pharmaceuticals, as well as negative currency impacts and an increase in the cash payments relating to the ViiV Healthcare contingent consideration recognised in operating cash flows of £52 million in the quarter.  This was partly offset by an improvement in working capital arising from improved collections and reduced inventory levels.  Total cash payments to Shionogi in relation to the ViiV Healthcare contingent consideration liability in the quarter were £74 million, of which £56 million was recognised in cash flows from operating activities and £18 million was recognised in purchases of businesses within investing cash flows.

Working capital

	31 Dec 2015	30 Sept 2015	30 June 2015	31 March 2015	31 Dec 2014

Working capital conversion cycle* (days)	191	216	215	215	209
Working capital percentage of turnover (%)	23	27	25	24	22

* Working capital conversion cycle is defined on page 34.

The reported working capital conversion cycle days were distorted by a temporary favourable impact of 15 days arising from the Novartis transaction until this is fully amortised in Q1 2016.

Excluding this impact, the conversion cycle for 2014 was around 206 days.  The reduction of 3 days compared with 2014 was predominantly due to an increase in the denominator from increased restructuring costs in 2015 offset by a beneficial impact from exchange and reduced receivables from improved collections and reduced inventory levels.

The reduction in Q4 2015 of 25 days compared with the reduction of 7 days in Q4 2014 primarily reflected the temporary favourable impact of around 5 days of the Novartis transaction, together with an increase in the denominator due to increased restructuring costs in 2015, reduced receivables arising from improved collections, and a reduction in inventory levels.

Non-controlling interests in ViiV Healthcare

Trading profit allocations
Because ViiV Healthcare is a subsidiary of the Group, 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement and then a portion of the earnings is allocated to the non-controlling interests owned by the other shareholders, in line with their respective equity shareholdings (Pfizer 11.7% and Shionogi 10%).  Each of the shareholders, including GSK, is also entitled to preferential dividends determined by the performance of certain products that each shareholder contributed.  As the relative performance of these products changes over time, the proportion of the overall earnings of ViiV Healthcare allocated to each shareholder will change.  In particular, the increasing sales of Tivicay and Triumeq have a favourable impact on the proportion of the preferential dividends that is allocated to GSK.  GSK was entitled to approximately 80% of the core earnings of ViiV Healthcare for 2015.  The preferential dividends allocated to Pfizer and Shionogi are included in the non-controlling interest line.

Acquisition-related arrangements
As part of the agreement reached to acquire Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, the Group agreed to pay additional consideration to Shionogi contingent on the performance of the products being developed by that joint venture, principally dolutegravir.  At 31 December 2015, the fair value of the contingent consideration due, representing the discounted value of the total amount estimated to be payable, was £3,409 million and this has been recognised in the Group’s balance sheet with £299 million shown in trade and other payables and £3,110 million in other non-current liabilities.

Payments are made to Shionogi each quarter to reduce the liability in instalments.  The payments are calculated based on the sales performance of the relevant products in the previous quarter and are reflected in the cash flow statement partly in operating cash flows and partly in purchases of businesses, within investing activities.  The part of each payment relating to the original estimate of the fair value of the contingent consideration on the acquisition of the Shionogi-ViiV Healthcare joint venture in 2012 of £659 million is reported in purchases of businesses and the part of each payment relating to the increase in the liability since the acquisition is reported within operating cash flows.  During 2015, these cash payments amounted to £159 million in total, of which £121 million was reported in operating cash flows and £38 million in purchases of businesses.  In Q4 2015, the total cash payments were £74 million, with £56 million reflected in operating cash flows and £18 million in purchases of businesses.

Exit rights
In certain circumstances, Pfizer and Shionogi may require GSK to acquire their shareholdings at a price based on the likely valuation of ViiV Healthcare if it were to conduct an initial public offering (IPO).  Pfizer may request an IPO of ViiV Healthcare at any time and if either GSK does not consent to such IPO or an offering is not completed within nine months, Pfizer could require GSK to acquire its shareholding.  Shionogi may also request GSK to acquire its shareholding in ViiV in certain circumstances and six month windows commencing in 2017, 2020 and 2022.

Under the original agreements, GSK had the unconditional right, so long as it made no subsequent distribution to its shareholders, to withhold its consent to the exercise of either of the Pfizer or Shionogi put options and, as a result, in accordance with IFRS, GSK did not recognise liabilities for these put options on its balance sheet.  However, following its recent review of the prospects for the ViiV Healthcare business, and its conclusion that it intended to retain ViiV Healthcare, GSK has decided that the put options held by Pfizer and Shionogi should now be recognised on the Group’s balance sheet.  For the liability for the put options to be recognised on the Group’s balance sheet, IFRS requires the agreements giving GSK the rights to withhold consent to be changed to remove those rights.  GSK has now notified Pfizer and Shionogi that it has irrevocably given up these rights and will recognise the liability for the put options on the Group’s balance sheet at the end of Q1 2016.  The estimated present value of the liability for the two put options is approximately £2 billion, after adjustments for the value of the preferential dividends due to each of the shareholders.

Consistent with this revised treatment, GSK also expects, at the end of Q1 2016 to recognise liabilities for the future preferential dividends anticipated to become payable to Pfizer and Shionogi on the Group’s balance sheet.  The estimated aggregate present value of the liability for preferential dividends to both Pfizer and Shionogi is approximately £170 million.

Returns to shareholders

GSK expects to pay an annual ordinary dividend of 80p for 2016 and to pay the same amount of 80p per share for 2017.

Quarterly dividend
The Board has declared a fourth interim dividend of 23 pence per share (Q4 2014: 23 pence per share).

Special dividend
The Board has also declared a special dividend of 20 pence per share.

The ex-dividend date for both the fourth interim and special dividends will be 18 February 2016 (17 February 2016 for ADR holders), with a record date of 19 February 2016 and a payment date of 14 April 2016.  The equivalent dividends receivable by ADR holders will be calculated based on the exchange rate on 12 April 2016, and an annual fee of $0.02 per ADS (or $0.005 per ADS per quarter) will be charged by the Depositary.

Any future returns to shareholders of surplus capital will be subject to the Group’s strategic progress, visibility on the put options associated with ViiV Healthcare and the Consumer Healthcare joint venture and other capital requirements.

	Paid/ payable	Pence per share	£m

2015
First interim	9 July 2015	19	920
Second interim	1 October 2015	19	919
Third interim	14 January 2016	19	919
Fourth interim	14 April 2016	23	1,113

		80	3,871

Special dividend	14 April 2016	20	968

2014
First interim	10 July 2014	19	916
Second interim	2 October 2014	19	918
Third interim	8 January 2015	19	924
Fourth interim	9 April 2015	23	1,111

		80	3,869

GSK made no share repurchases during the year.  The company issued 6 million shares under employee share schemes amounting to £73 million (2014: £167 million).  The weighted average number of shares for 2015 was 4,831 million compared with 4,808 million in 2014.  The weighted average number of shares for Q4 2015 was 4,838 million, compared with 4,809 million in Q4 2014.

Segmental performance

Pharmaceuticals

	2015		2015	Q4 2015		Q4 2015

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

US	4,233	(20)	(12)	1,160	(20)	(11)
Europe	2,849	(16)	(7)	700	(19)	(9)
International	4,762	(7)	(3)	1,208	(11)	(6)

Global Pharmaceuticals	11,844	(14)	(7)	3,068	(17)	(9)

	2015		2015	Q4 2015		Q4 2015

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

US	1,301	77	77	406	66	66
Europe	716	46	46	205	49	49
International	305	15	15	84	9	9

HIV	2,322	54	54	695	51	51

	2015		2015	Q4 2015		Q4 2015

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

US	5,534	(8)	(1)	1,566	(8)	1
Europe	3,565	(8)	1	905	(10)	-
International	5,067	(6)	(2)	1,292	(10)	(5)

Pharmaceuticals	14,166	(7)	(1)	3,763	(9)	(1)

	2015		Q4 2015

	£m	Reported growth CER%	£m	Reported growth CER%

Respiratory	5,741	(7)	1,594	(3)
Cardiovascular, metabolic and urology	858	(9)	173	(30)
Immuno-inflammation	263	16	75	20
Oncology	255	(79)	8	(97)
Other pharmaceuticals	2,199	(4)	609	(3)
Established Products	2,528	(15)	609	(20)

Global Pharmaceuticals	11,844	(14)	3,068	(17)
HIV	2,322	54	695	51

Pharmaceuticals	14,166	(7)	3,763	(9)

Respiratory

2015 (£5,741 million; down 7%)
Respiratory sales in the year declined 7% to £5,741 million.  Seretide/Advair sales were down 13% to £3,681 million, Flixotide/Flovent sales decreased 12% to £623 million and Ventolin sales fell 7% to £620 million.  The combined total of all Ellipta product sales was £353 million.

In the US, Respiratory sales declined 10% to £2,750 million in the year (4% volume growth and a 14% negative impact of price and mix).  Sales of Advair were £1,865 million, down 13% (4% volume decline and a 9% negative impact of price and mix, including the benefit of positive adjustments to payer rebates provisions in the fourth quarter).  Flovent sales were down 19% to £379 million and Ventolin sales fell 15% to £304 million primarily as a result of net negative movements in payer rebates provisions.  The new Ellipta products recorded sales of £177 million in the year.

European Respiratory sales were down 9% to £1,415 million, with Seretide sales down 18% to £1,014 million (11% volume decline and a 7% negative impact of price and mix), reflecting the expected pressures of increased competition from generics and the transition of the Respiratory portfolio to newer products.  Relvar Ellipta recorded sales of £80 million in the year, while Anoro Ellipta recorded sales of £16 million.

Respiratory sales in the International region were flat at  £1,576 million with Emerging Markets down 1% and Japan up 5%.  In Emerging Markets, sales of Seretide declined 5% to £460 million, while Ventolin grew 1% to £182 million.  In Japan, sales of Relvar Ellipta of £56 million, together with strong Avamys and Xyzal sales growth, more than offset a 13% decline in Adoair sales.

Q4 2015 (£1,594 million; down 3%)
Respiratory sales in the quarter declined 3% to £1,594 million.  Seretide/Advair sales were down 8% to £1,029 million, Flixotide/Flovent sales decreased 11% to £167 million and Ventolin sales declined 16% to £147 million. Relvar/Breo Ellipta recorded sales of £99 million and Anoro Ellipta, now launched in the US, Europe, International and Japan, recorded sales of £30 million in the quarter.  Ellipta products recorded sales of £139 million in the quarter.

In the US, Respiratory sales increased 3% to £848 million in the quarter (7% volume growth and a 4% negative impact of price and mix).  Sales of Advair were £592 million, up 2%, representing a 3% volume decline and a 5% positive impact of price mix.  Payer rebate adjustments related to prior quarters favourably impacted sales in the quarter.  Flovent sales were down 13% to £105 million and Ventolin sales declined 26% to £67 million, primarily as a result of the net negative effects of adjustments to payer rebates.  The net impact of adjustments related to prior quarters for payer rebates across the Respiratory portfolio was broadly neutral to reported US sales.  The new Ellipta products recorded combined sales of £77 million in the quarter.

European Respiratory sales were down 11% to £341 million, with Seretide sales down 22% to £232 million (15% volume decline and a 7% negative impact of price and mix), reflecting the expected pressures of increased competition from generics and the transition of the Respiratory portfolio to newer products.  Relvar Ellipta recorded sales of £25 million in the quarter, while Anoro Ellipta, with launches now underway in many countries throughout the region, recorded sales of £6 million.

Respiratory sales in the International region declined 7% to £405 million with Emerging Markets down 9% and Japan down 1%.  In Emerging Markets, sales of Seretide were down 11% at £115 million, and Ventolin declined 11% to £45 million.  In Japan, sales of Relvar Ellipta of £20 million in the quarter drove overall Respiratory performance.

Cardiovascular, metabolic and urology

2015 (£858 million; down 9%)
Sales in the category declined 9% to £858 million in the year.  The Avodart franchise fell 15% to £657 million, with 1% growth in sales of Duodart/Jalyn more than offset by a 21% decline in sales of Avodart reflecting the patent expiry in the US in October 2015.  Sales of Prolia were up 12% to £43 million.  In December 2015, Amgen re-acquired the rights to Prolia from GSK.

Q4 2015 (£173 million; down 30%)
Sales in the category were down 30% at £173 million.  The Avodart franchise fell 42% to £110 million, with 50% and 24% declines in sales of Avodart and Duodart/Jalyn respectively driven by the onset of generic competition in the US and the interruption of third party supply in certain markets.  Sales of Prolia were up 27% to £12 million.

Immuno-inflammation

2015 (£263 million; up 16%)
Immuno-inflammation sales grew 16% to £263 million.  Benlysta sales in the year were £230 million, up 25%.  In the US, Benlysta sales were £209 million, up 24%.

Q4 2015 (£75 million; up 20%)
Immuno-inflammation sales grew 20% to £75 million.  Benlysta sales in the quarter were £64 million, up 27%.  In the US, Benlysta sales were £59 million, up 27%.

Other pharmaceuticals

2015 (£2,199 million; down 4%)
Sales in other therapy areas fell 4% to £2,199 million in the year.  Augmentin sales were down 2% at £528 million and Dermatology sales declined 9% to £412 million, in part adversely affected by supply constraints.  Relenza sales were up 22% to £109 million driven by US CDC orders.  Sales of products for Rare diseases declined 6% to £371 million, primarily as a result of generic competition to Mepron in the US.

Q4 2015 (£609 million; down 3%)
Sales in other therapy areas fell 3% to £609 million.  Dermatology sales declined 11% to £104 million adversely affected by supply constraints, while Augmentin sales increased 1% to £129 million.  Sales of products for Rare diseases declined 9% to £95 million, including sales of Volibris which were up 5% compared with Q4 2014.

Established Products

2015 (£2,528 million; down 15%)
Established Products turnover fell 15% to £2,528 million in the year.  Sales in the US were down 30% to £647 million, primarily reflecting a 64% fall in sales of Lovaza to £93 million.

Europe was down 11% to £493 million, reflecting increased generic competition to a number of products and some supply constraints.  Seroxat sales fell 12% to £35 million.

International was down 8% to £1,388 million, primarily reflecting lower sales of Seroxat/Paxil, down 10% to £143 million, due to generic competition in Japan, and of Zeffix, down 23% to £125 million.  This was partly offset by increased Valtrex sales, up 30% to £121 million, following the regaining of exclusivity in Canada from late 2014 until October 2015.  Sales in China fell 21% to £249 million, primarily reflecting significantly increased pricing pressures, together with supply constraints on Zeffix.

Q4 2015 (£609 million; down 20%)
Established Products turnover fell 20% to £609 million with sales in the US down 34% to £156 million.  Lovaza sales fell 62% to £22 million.

Europe was down 8% to £125 million, with Serevent sales down 18% to £9 million.

International was down 15% to £328 million, with lower sales of Zeffix, down 25% to £27 million driven by supply constraints in China, and Seroxat/Paxil down 16% to £33 million.

HIV

2015 (£2,322 million; up 54%)
Sales increased 54% to £2,322 million in the year, with the US up 77%, Europe up 46% and International up 15%.

Triumeq sales were £730 million in the year and Tivicay sales were £588 million.  Epzicom/Kivexa sales declined 7% to £698 million and Selzentry declined 8% to £124 million.  Combivir and Lexiva sales fell 42% and 25%, respectively.

Q4 2015 (£695 million; up 51%)
HIV sales increased 51% to £695 million in the quarter, with the US up 66%, Europe up 49% and International up 9%.  The growth in all three regions was driven by Triumeq and Tivicay.

The ongoing roll-out of both Triumeq and Tivicay resulted in sales of £289 million and £174 million, respectively, in the quarter.  Epzicom/Kivexa sales declined 19% to £162 million, and Selzentry sales declined 11% to £30 million.  There were continued declines in the mature portfolio, mainly driven by generic competition to both Combivir, down 47% to £8 million, and Lexiva, down 43% to £13 million.

Vaccines
	2015		2015	Q4 2015		Q4 2015

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

US	1,258	24	9	275	15	-
Europe	1,097	23	9	291	30	11
International	1,302	12	(5)	397	16	(8)

	3,657	19	3	963	20	(1)

	2015		2015	Q4 2015		Q4 2015

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

Rotarix	417	14	14	98	23	23
Synflorix	381	5	5	136	13	13
Fluarix, FluLaval	268	21	21	67	(12)	(12)

Bexsero	115	-	>100	37	-	>100
Menveo	160	-	(4)	25	-	(50)

Boostrix	358	12	12	91	61	61
Infanrix, Pediarix	733	(9)	(9)	165	(19)	(19)
Hepatitis	540	(4)	(4)	134	(7)	(7)
Cervarix	88	(20)	(20)	17	(40)	(40)
Other	597	82	(2)	193	>100	(3)

	3,657	19	3	963	20	(1)

2015 (£3,657 million; up 19%)
Vaccines sales grew 19% to £3,657 million with the US up 24%, Europe up 23% and International up 12%.  The business  benefited from sales of the newly acquired products, primarily the Meningitis portfolio, in Europe and the US.  The 3% pro-forma growth was mainly driven by Bexsero sales in Europe and strong Rotarix, Fluarix/FluLaval, and Boostrix sales in the US.  The growth was partly offset by a decline in Infanrix/Pediarix sales due to the return of a competitor to the market in the US, increased competitor activity in Europe and supply constraints in International.  Hepatitis A vaccines sales declined due to supply constraints and International was impacted by higher trade inventory of newly acquired vaccines.  Cervarix sales declined following the introduction of a new competitor vaccine.

In the US, sales grew 24% on a reported basis (up 9% pro-forma) to £1,258 million.  Pro-forma growth was driven mainly by a strong performance from Fluarix/FluLaval as a result of the conversion to the Quadrivalent formulation, Rotarix benefiting from CDC stockpile replenishments, Boostrix due to market share gains, and the Meningitis portfolio driven primarily by the launch of Bexsero.  This growth was partly offset by an Infanrix/Pediarix sales decline of 17%, primarily as a result of the return to the market of a competitor vaccine during 2014 combined with lower CDC stockpile purchases than in 2014.

In Europe, sales grew 23% on a reported basis (up 9% pro-forma) to £1,097 million.  Pro-forma growth primarily reflected increased sales in the Meningitis portfolio with Bexsero gaining in several private markets including Italy, Spain, Germany and Portugal as well as in the UK following its inclusion in the NHS immunisation programme.  Menveo also delivered incremental sales as a result of tender awards in the UK and Italy.  Growth was partly offset by sales declines in Infanrix/Pediarix due to supply constraints and increased competitor activity, Hepatitis A vaccines due to supply constraints, and Cervarix following the introduction of a new competitor vaccine.  Germany grew strongly with the MMRV portfolio, Boostrix and Infanrix/Pediarix, all up due to better supply and competitor supply shortages.

In International, sales grew by 12% on a reported basis but declined 5% on a pro-forma basis to £1,302 million.  The pro-forma performance was mainly driven by lower tender volumes in Latin America, particularly for Synflorix, partly offset by increased market access and demand for Synflorix in Africa and Bangladesh.  Cervarix sales decreased in Mexico and South Africa due to lower demand.  Infanrix/Pediarix and Hepatitis A vaccines sales were down, reflecting supply constraints, and the newly acquired vaccines declined due to the phasing of shipments and higher trade inventory levels inherited as part of the acquisition.

Q4 2015 (£963 million; up 20%)
Vaccines sales grew 20% to £963 million with the US up 15%, Europe up 30% and International up 16%.  Reported growth was driven by sales of the newly acquired products, primarily Bexsero in Europe and Menveo in the US and Europe.  Pro-forma performance was primarily driven by Europe due to strong growth in Bexsero sales with the US flat, primarily due to the phasing of Menveo and Fluarix/FluLaval sales, and International down, reflecting higher sales of the acquired vaccines in Q4 2014, and tougher competition for tenders, as well as a number of supply constraints compared with the previous year.

In the US, sales grew 15% on a reported basis (flat pro-forma) to £275 million.  Pro-forma performance was primarily driven by the favourable impact on Rotarix sales in the quarter of CDC stockpile movements in Q4 2014 and by increased Boostrix sales due to market share growth and increased wholesaler orders.  These factors were offset by lower wholesaler demand for Menveo and Fluarix/FluLaval sales due to the phasing of shipments.  The Infanrix/Pediarix portfolio growth also was impacted by a strong comparative performance in Q4 2014 following supply shortages in Q3 2014.

In Europe, sales grew 30% on a reported basis (up 11% pro-forma) to £291 million.  Pro-forma growth particularly reflected increased sales of the Meningitis portfolio.  Bexsero growth came from gains in private market channels in several countries including Italy, Spain and Portugal, and in the UK following its inclusion in the NHS immunisation programme.  Menveo growth was driven by tender awards in the UK and Italy.  The MMRV portfolio was up 35%.  Offsetting this growth, Infanrix/Pediarix was flat impacted by supply constraints and increased competitor activity and sales of Hepatitis A vaccines declined reflecting ongoing supply constraints.

In International, sales grew 16% on a reported basis (down 8% pro-forma) to £397 million.  The pro-forma performance reflected lower sales of Infanrix/Pediarix and Hepatitis A vaccines due to supply constraints, partly offset by market expansion for Synflorix in Africa, Pakistan and Bangladesh, and the phasing of Boostrix sales in Brazil.  Growth was also impacted by lower Cervarix demand and higher sales of the acquired vaccines in Q4 2014.

Consumer Healthcare

Turnover	2015		2015	Q4 2015		Q4 2015

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

US	1,430	56	22	380	50	13
Europe	1,788	70	3	473	75	2
International	2,810	27	2	709	32	3

Total	6,028	44	6	1,562	47	5

Turnover	2015		Q4 2015

	£m	Growth CER%	£m	Growth CER%

Wellness	2,970	95	824	>100
Oral health	1,866	8	459	5
Nutrition	684	7	165	12
Skin health	508	67	114	40

Total	6,028	44	1,562	47

2015 (£6,028 million; up 44%)
The Consumer Healthcare business represents the Consumer Healthcare Joint Venture with Novartis together with the GSK Consumer Healthcare listed businesses in India and Nigeria, which are excluded from the Joint Venture.

Turnover grew 44% to £6,028 million, benefiting significantly from the sales of the newly-acquired products included in the Joint Venture.  On a pro-forma basis, growth was 6% (4% volume and 2% price), primarily reflecting strong growth in the US following the launch of OTC Flonase, buoyant sales in India driven by Horlicks as well as global specialist Oral health growth, partly due to a recovery from supply disruptions in 2014.  Sales from new GSK innovations (product introductions within the last three years on a rolling basis) represented approximately 14% of sales, higher than in prior years primarily due to the Flonase switch to OTC earlier in the year.  Other key 2015 launches included Sensodyne Repair and Protect Whitening in the US and Germany, Voltaren 12 hour and the roll-out of Sensodyne mouthwash.

US sales grew 56% on a reported basis to £1,430 million, and 22% on a pro-forma basis.  Flonase was the region’s principal growth driver.  Oral health sales continued to be driven by Sensodyne, up 13%, with the launch of Sensodyne Repair and Protect Whitening, supply recovery and distribution gains for Sensodyne Pronamel.  Excedrin grew 9% following the launch of the gel tablet format combined with momentum in the tension headache variant.  Theraflu posted strong growth due to its re-launch, the new warming syrups format and price increases.  Nicorette lozenges, Nicorette Mini lozenges and alli returned to the market but Tums was impacted by supply constraints and increased competitive pressure during the year.

Sales in Europe grew 70% on a reported basis to £1,788 million and grew 3% pro-forma.  The pro-forma performance was driven by Oral health products, which reported growth of 6%, reflecting strong performances from both Sensodyne and Gum health following an improved supply position compared with 2014, new advertising in key markets, and the roll out of new Sensodyne variants across the region.  In Wellness, pain relief recorded a strong double-digit pro-forma performance, driven by Voltaren which also benefited from new marketing campaigns.  The brand recorded its highest market shares in many of the major European markets, including Germany, Italy, Poland and France.  These strong performances were partly offset by an adverse performance from the Nutrition and Skin health categories, following the re-alignment of resources across the brand portfolio following the integration of the businesses and the termination of a number of third party supply arrangements as part of a supply chain simplification initiative.

International sales of £2,810 million grew 27% on a reported basis and were up 2% pro-forma.  Oral health sales grew strongly across the region with double-digit growth on Sensodyne and Denture care products.  Wellness sales declined 3% on a pro-forma basis, largely a result of the impact of the excess channel inventories in parts of the acquired consumer businesses, most notably China, Russia and Middle East, together with generic competition which impacted Panadol Osteo in Australia, and economic and political uncertainties in Venezuela.  India led the growth amongst the priority markets, reporting double-digit performances from Eno, Sensodyne and Horlicks, driven by distribution gains and new marketing campaigns and the re-launch of the improved chocolate flavoured Horlicks.  Sales in Brazil were down low-single digit as the business transitioned to new product formulations in the sun care business.

Q4 2015 (£1,562 million; up 47%)
Turnover grew 47% to £1,562 million, benefiting significantly from sales of the newly-acquired products.  On a pro-forma basis, growth was 5% (3% volume and 2% price), reflecting strong growth in the US following the launch of Flonase as well as globally strong growth in Sensodyne.  Momentum from first half launches continued to drive innovation contribution, with sales from product introductions in the last three years representing approximately 13% of the quarter’s sales.

US sales grew 50% on a reported basis to £380 million, and 13% on a pro-forma basis, with Flonase being the biggest growth contributor in the period.  Theraflu delivered double-digit growth, driven by the launch of the warming syrups range earlier in the year, together with some price increases.  Distribution gains contributed to the strong performance of Sensodyne Pronamel.  The ongoing re-launches of Nicorette lozenge, Nicorette Minis and alli also contributed to the strong quarterly growth.  The growth was partly offset by an adverse comparison on Denture care, where re-supply boosted Q4 2014, as well as the continuing impact of supply constraints and increased competition on Tums.

Sales in Europe grew 75% on a reported basis to £473 million and 2% pro-forma.  The pro-forma performance was driven by Voltaren which recorded market share highs in a number of markets, driven by a new advertising campaign and the Voltaren 12 Hour topical innovation which has now launched in 35 markets.  In Oral health, Sensodyne continued to report double-digit growth due to new advertising in key markets and the roll-out of Sensodyne True White in the UK, Sensodyne Repair and Protect Whitening in Germany and Sensodyne mouthwash across a number of markets.  Parodontax delivered double-digit growth in the period driven by a new condition awareness advertising campaign and consumer sampling.  These strong performances were offset by Denture care which reported an 11% decline due to an adverse comparison with Q4 2014 which benefitted from supply recovery.  While sales increased by mid-single digits in most major markets, sales declined 6% in Central and Eastern Europe, where continued softness in consumer spending was compounded by the low incidence of colds and flu.

International sales of £709 million grew 32% on a reported basis and 3% pro-forma.  The pro-forma performance was driven by India which continued to perform well with Horlicks reporting growth of 18%, reflecting seasonal marketing campaigns which drove a record high market share.  Sensodyne delivered broad based growth of 19% across the region with Japan showing the benefits of the launch of Sensodyne Complete earlier in the year.  Wellness sales continued to recover from earlier integration activities in many markets but were offset by economic and political uncertainty in Venezuela, where sales were down 97%, and the weak consumer environment in Russia, where sales were down 10% as a result of consumers switching to value offerings as well as the adverse impact of the mild cold and flu season.

Sales from New Pharmaceutical and Vaccine products

	2015		2015	Q4 2015		Q4 2015

	£m	Reported growth CER%	Pro-forma growth CER%	£m	Reported growth CER%	Pro-forma growth CER%

Respiratory
Relvar/Breo Ellipta	257	>100	>100	99	>100	>100
Anoro Ellipta	79	>100	>100	30	>100	>100
Arnuity Ellipta	3	-	-	1	-	-
Incruse Ellipta	14	>100	>100	9	>100	>100
Nucala	1	-	-	1	-	-

CVMU
Eperzan/Tanzeum	41	>100	>100	17	>100	>100

Global Pharmaceuticals	395	>100	>100	157	>100	>100

Tivicay	588	>100	>100	174	58	58
Triumeq	730	>100	>100	289	>100	>100

Pharmaceuticals	1,713	>100	>100	620	>100	>100

Bexsero	115	-	>100	37	-	>100
Menveo	160	-	(4)	25	-	(50)

Vaccines	275	-	43	62	-	2

Total	1,988	>100	>100	682	>100	>100

At its Investor Day on 6 May 2015, GSK identified a series of New Pharmaceutical and Vaccine products that were expected to deliver at least £6 billion of revenues per annum on a CER basis by 2020.  Those products, plus current clinical pipeline asset, Shingrix, are as set out above and, as a group are defined as New Pharmaceutical and Vaccine products.  Sales of the New Pharmaceutical Vaccine products are now expected to reach £6 billion of revenues per annum on a CER basis up to two years earlier (2018).

2015
Sales of New Pharmaceutical and Vaccine products were £1,988 million, grew £1,364 million pro-forma in Sterling terms and represented approximately 11% of Pharmaceuticals and Vaccines turnover in the year.

Q4 2015
Sales of New Pharmaceutical and Vaccine products were £682 million, grew £410 million pro-forma in Sterling terms and represented approximately 14% of Pharmaceuticals and Vaccines turnover in the quarter.

Research and development

GSK remains focused on delivering an improved return on its investment in R&D.  Sales contribution, reduced attrition and cost reduction are all important drivers of an improving internal rate of return.  R&D expenditure is not determined as a percentage of sales but instead capital is allocated using strict returns-based criteria depending on the pipeline opportunities available.

The operations of Pharmaceuticals R&D are broadly split into Discovery activities (up to the completion of Phase IIa trials) and Development work (from Phase IIb onwards) each supported by specific and common infrastructure and other shared services where appropriate.  The R&D expenditure is analysed below.

	2015 £m	2014 £m

Discovery	744	739
Development	1,136	1,317
Facilities and central support functions	433	455

Pharmaceuticals R&D	2,313	2,511
Vaccines	525	443
Consumer Healthcare	258	159

Core R&D	3,096	3,113
Amortisation and impairment of intangible assets	93	144
Major restructuring costs	319	116
Disposals and other	52	77

Total R&D	3,560	3,450

In 2009, we committed to publishing our estimated rate of return in R&D based on the investment made in our late-stage pipeline and our expectations regarding long-term sales performance.  This was estimated to be 11% in 2009 and 2011, and 13% in 2013.  Applying the same methodology, the estimated rate of return in 2015 has remained at 13%.

This reflected positive progress, especially on Nucala, Shingrix, Tivicay and Triumeq, offsetting the termination of some programmes, for example Mage A3 and darapladib.  We continue to target 14% on a longer-term basis.

This IRR estimate factored in applicable components of the Novartis transaction, including the acquisition costs and forecast cash flows of Bexsero and Men ABCWY, as well as cash flows for the relevant oncology assets divested (i.e. products launched since 2013 and AKT inhibitor).  The oncology cash flows included estimated attributable R&D costs and an estimated proportion of the after-tax sale proceeds.  Proceeds for products launched before 2013 are excluded for consistency with our overall methodology.  The net impact of the acquisitions and disposals on the estimated IRR is not material.

R&D pipeline

At a presentation to investors in New York on 4 November 2015, GSK described a deep portfolio of innovation, focussed across six core areas of scientific research and development: HIV & Infectious diseases, Respiratory, Vaccines, Immuno-Inflammation, Oncology and Rare Diseases.  Around 40 new potential medicines and vaccines were profiled, supporting the Group’s outlook for growth in the period 2016-2020 and the significant opportunity the Group has to create value beyond 2020.

HIV and infectious diseases - including new options for long-term control and prevention of HIV and opportunities designed to cure or induce long-term remission in both Hepatitis B and C
News since Q3:
•	Announced that Phase IIb LATTE 2 study of long-acting, injectable formulations of cabotegravir and rilpivirine (Edurant, Janssen) met its primary endpoint at 32 weeks (3 November);
•
Announced agreements with BMS to acquire late stage HIV assets and portfolio of preclinical HIV research assets (18 December).  The two transactions are anticipated to complete independently during the first half of 2016;

•
Announced collaboration with Janssen for the Phase III investigation and commercialisation of the long-acting, injectable formulations of cabotegravir and rilpivirine for treatment of HIV (7 January 2016);

•	Ionis Pharmaceuticals announced 3389404 (HBV LICA antisense oligonucleotide) started Phase I studies (13 January 2016) as part of a collaboration with GSK.

Respiratory - including the next generation of respiratory medicines beyond inhaled treatments
News since Q3:
•	Announced FDA approval of Nucala (mepolizumab) for severe eosinophilic asthma (4 November);
•	Announced EU approval of Nucala (mepolizumab) for severe eosinophilic asthma (2 December);
•	3008348 (inhaled alpha-v-beta-6 inhibitor) advanced to Phase I (December).

Vaccines - including a novel maternal immunisation platform for vaccines
•	Announced US filing to expand paediatric age indication for FluLaval Quadrivalent (2 February 2016).

Immuno-inflammation - a portfolio of new antibodies for inflammatory diseases including rheumatoid arthritis, Sjogren’s syndrome and osteoarthritis
News since Q3:
•	Announced positive results from the Phase III BLISS-SC study of Benlysta administered subcutaneously in patients with systemic lupus erythematosus (8 November);
•	Announced positive top-line results from sirukumab Phase III programme supporting regulatory filings for rheumatoid arthritis in 2016 (16 December);
•	Announced initiation of a Phase III study of sirukumab in Giant Cell Arteritis (25 November).

Oncology - leading-edge molecules in the field of epigenetics and immuno-oncology for the treatment of cancer
News since Q3:
•	Announced initiation of a Phase I study to evaluate GSK’s OX40 agonist (3174998) as monotherapy and in combination with Merck’s anti-PD-1 therapy, Keytruda (pembrolizumab) (3 November);
•	Oncomed announced stopping and unblinding the current tarextumab pancreatic cancer trial after interim read-out by the independent data safety monitoring board (25 January);
•	Announced expansion of agreement with Adaptimmune (2 February 2016).

Rare diseases - breakthrough cell and gene therapies for treatment of rare diseases.

Pipeline news flow since Q3 for other assets not profiled at the Investor event:
•	Announced EU approval of a variation to expand the indication of Volibris to include use in combination treatment for PAH (24 November);
•	Discontinued US Toctino programme (21 January 2016).

Listed below are the ~40 pipeline assets profiled at our R&D event in November which are in active clinical development.

Respiratory		Phase
3008348 (Alpha V beta 6 integrin antagonist)	Idiopathic pulmonary fibrosis	Ph I
2862277 (TNFR1 dAb)	Acute lung injury	Ph II
danirixin (CXCR2 antagonist)	COPD	Ph II
2269557 (PI3 kinase delta inhibitor)	COPD & asthma	Ph II
2245035 (TLR7 agonist)	Asthma	Ph II
Nucala (mepolizumab)	Severe eosinophilic asthma	Approved (US & EU) Nov/Dec 2015
	COPD	Ph III
	Nasal polyposis	Ph II
FF+UMEC+VI	COPD	Ph III
HIV/Infectious diseases		Phase
3389404 (HBV LICA antisense oligonucleotide)1	Hepatitis B	Ph I
2878175 (NS5B inhibitor)	Hepatitis C	Ph I
3228836 (HBV antisense oligonucleotide)1	Hepatitis B	Ph I
cabotegravir (Long acting integrase inhibitor)	HIV infections and pre-exposure prophylaxis	Ph II
gepotidacin (Type 2 topoisomerase inhibitor)	Bacterial infections	Ph II
dolutegravir + rilpivirine (Integrase inhibitor + NNRTI)	HIV infections - two drug maintenance regimen	Ph III
Immuno-inflammation		Phase
2982772 (RIP1 kinase inhibitor)	Rheumatoid arthritis, Psoriasis, Ulcerative colitis	Ph I
2618960 (IL7 receptor mAb)	Sjogren’s syndrome	Ph I
3050002 (CCL20 mAb)	Psoriatic arthritis	Ph I
2831781 (LAG3 mAb)	Autoimmune diseases	Ph I
2330811 (OSM mAb)	Systemic sclerosis	Ph I
3196165 (GM-CSF mAb)	Rheumatoid arthritis	Ph II
Benlysta (s.c.)	Systemic lupus erythematosus	Ph III
sirukumab (IL6 human mAb)	Rheumatoid arthritis, Giant cell arteritis	Ph III
Oncology		Phase
525762 (BET inhibitor)	Solid tumours and haematological malignancies	Ph I
2879552 (LSD1 inhibitor)	Acute myeloid leukemia and small cell lung cancer	Ph I
3174998 (OX40 agonist mAb)	Solid tumours and haematological malignancies	Ph I
3377794 (NY-ESO-1 T-cell receptor)2	Sarcoma, multiple myeloma, non-small cell lung cancer, melanoma and ovarian cancer	Ph II
tarextumab (Notch 2/3 mAb)3	Pancreatic and small cell lung cancer	Ph II (Oncomed have stopped pancreatic cancer trial after interim readout)
Vaccines		Phase
RSV	Respiratory syncytial virus prophylaxis	Ph I
RSV	Respiratory syncytial virus prophylaxis (maternal immunisation)	Ph II
Group B Streptococcus	Group B streptococcus prophylaxis (maternal immunisation)	Ph II
Men ABCWY	Meningococcal A,B,C,W,Y disease prophylaxis in adolescents	Ph II
COPD	Reduction of COPD exacerbations associated with non-typeable Haemophilus influenzae and Moraxella catarrhalis	Ph II
Shingrix	Shingles prophylaxis	Ph III
Rare diseases		Phase
2696277 (ex-vivo stem cell gene therapy)4	Beta thalassemia	Ph I
2398852 + 2315698 (SAP mAb + SAP depleter)	Amyloidosis	Ph II
2696274 (ex-vivo stem cell gene therapy)	Metachromatic leukodystrophy	Ph II
2696275 (ex-vivo stem cell gene therapy)	Wiscott-Aldrich syndrome	Ph II
2696273 (ex-vivo stem cell gene therapy)	Adenosine deaminase severe combined immune deficiency (ADA-SCID)	Filed (EU) May 2015 US: Ph II/III
2998728 (TTR production inhibitor)1	Transthyretin amyloidosis	Ph III
mepolizumab	Eosinophilic granulomatosis with polyangiitis	Ph III
Other pharmaceuticals
daprodustat (1278863, prolyl hydroxylase inhibitor)	Wound healing	Ph I
daprodustat (1278863, prolyl hydroxylase inhibitor)	Anaemia associated with chronic renal disease	Ph II

1	Option-based alliance with Ionis Pharmaceuticals
2	Option-based alliance with Adaptimmune Ltd.
3	Option-based alliance with OncoMed Pharmaceuticals
4	Option-based alliance with Telethon and Ospedale San Raffaele

The full version of the GSK product development pipeline chart with all clinical assets in Phase I to Phase III can be found at: http://www.gsk.com/media/850046/product-pipeline-november-2015.pdf

Definitions

Core results
Total reported results represent the Group’s overall performance.  However, these results can contain material unusual or non-operational items that may obscure the key trends and factors determining the Group’s operational performance.  As a result, GSK also reports core results.

Core results exclude the following items from total results: amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations, and acquisition accounting adjustments for material acquisitions, disposals of associates, products and businesses, other operating income other than royalty income, and other items, together with the tax effects of all of these items.

GSK believes that core results are more representative of the performance of the Group’s operations and allow the key trends and factors driving that performance to be more easily and clearly identified by shareholders.  The definition of core results, as set out above, also aligns the Group’s results with the majority of its peer companies and how they report earnings.

Reconciliations between total and core results, as set out on pages 10 and 53 to 56, including detailed breakdowns of the key non-core items, are provided to shareholders to ensure greater visibility and transparency as they assess the Group’s performance.

CER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth.  This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period.  All commentaries are presented in terms of CER growth, unless otherwise stated.

Pro-forma growth
The Novartis transaction completed on 2 March 2015 and so GSK’s reported results include the results of the former Novartis Vaccines and Consumer Healthcare businesses and exclude the results of the former GSK Oncology products, both from 2 March.  Pro-forma growth rates are calculated comparing reported turnover for Q4 2015 or the year to December 2015 with the turnover for Q4 2014 or the year to December 2014 adjusted to include the equivalent results of the former Novartis Vaccines and Consumer Healthcare businesses and to exclude the results of the former GSK Oncology products from 2 March 2014.

Full-year 2014 pro-forma results
Pro-forma results for the full-year 2014, where provided, include the following major adjustments: (i) the exclusion of Oncology, (ii) the inclusion of 12 months of the acquired Novartis Consumer and Vaccines businesses, (iii) reallocation of most corporate costs to more accurately reflect the profitability of each segment and (iv) the reallocation of divestments required to Corporate and other unallocated costs.  Pro-forma 2014 Corporate and other unallocated operating profit includes a structural benefit of £219 million realised in Q3 2014.  See “Cautionary statement regarding unaudited pro-forma financial information” on page 35.

Free cash flow
Free cash flow is the net cash inflow from operating activities less capital expenditure, interest and dividends paid to non-controlling interests plus proceeds from the sale of property, plant and equipment and dividends received from joint ventures and associated undertakings.  It is used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies.  Free cash flow growth is calculated on a reported basis.

Adjusted free cash flow
Adjusted free cash flow excludes payments made to settle legal disputes.

Free cash flow conversion
Free cash flow conversion is free cash flow as a percentage of earnings excluding after-tax legal charges and legal settlements.

Adjusted net cash inflow from operating activities
Adjusted net cash inflow from operating activities excludes payments made to settle legal disputes.

Working capital conversion cycle
The working capital conversion cycle is calculated as the number of days sales outstanding plus days inventory outstanding, less days purchases outstanding.

Brand names and partner acknowledgements Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Outlook assumptions and cautionary statements

Assumptions related to 2016-2020 outlook
In outlining the expectations for the five-year period 2016-2020, the Group has made certain assumptions about the healthcare sector, the different markets in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, pipeline and restructuring programmes.

For the Group specifically, over the period to 2020 GSK expects further declines in sales of Seretide/Advair.  The introduction of a generic alternative to Advair in the US has been factored into the Group’s assessment of its future performance.  The Group assumes no premature loss of exclusivity for other key products over the period.  The Group’s expectation of at least £6 billion of revenues per annum on a CER basis by 2020 from products launched in the last three years includes contributions from the current pipeline asset Shingrix.  This target is now expected to be met up to two years earlier.  The Group also expects volume demand for its products to increase, particularly in Emerging Markets.

The assumptions for the Group’s revenue and earnings expectations assume no material mergers, acquisitions, disposals, litigation costs or share repurchases for the Company; and no change in the Group’s shareholdings in ViiV Healthcare or Consumer Healthcare.  They also assume no material changes in the macro-economic and healthcare environment.

The Group’s expectations assume successful delivery of the Group’s integration and restructuring plans over the period 2016-2020.  Material costs for investment in new product launches and R&D have been factored into the expectations given.  The expectations are given on a constant currency basis and assume no material change to the Group’s effective tax rate.

Assumptions and cautionary statement regarding forward-looking statements
The Group’s management believes that the assumptions outlined above are reasonable, and that the aspirational targets described in this report are achievable based on those assumptions.  However, given the longer term nature of these expectations and targets, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macroeconomic activity, changes in regulation, government actions or intellectual property protection, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”.  Forward-looking statements give the Group’s current expectations or forecasts of future events.  An investor can identify these statements by the fact that they do not relate strictly to historical or current facts.  They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance.  In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results.  Other than in accordance with its legal or regulatory obligations (including under the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.  The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC.  All readers, wherever located, should take note of these disclosures.  Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate.  The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement.  Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk factors’ in the Group’s Annual Report on Form 20-F for 2014 and those discussed in Part 2 of the Circular to Shareholders and Notice of General Meeting furnished to the SEC on Form 6-K on 24 November 2014.  Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

Cautionary statement regarding unaudited pro-forma financial information
The unaudited pro-forma financial information in this release has been prepared to illustrate the effect of (i) the disposal of the Oncology assets, (ii) the Consumer Healthcare Joint Venture (i.e. the acquisition of the Novartis OTC Business), and (iii) the acquisition of the Vaccines business (which excludes the Novartis influenza vaccines business) on the results of the Group as if they had taken place as at 1 January 2014.

The unaudited pro-forma financial information has been prepared for illustrative purposes only and, by its nature, addresses a hypothetical situation and, therefore, does not represent the Group’s actual financial position or results.  The unaudited pro-forma financial information does not purport to represent what the Group’s financial position actually would have been if the disposal of the Oncology assets, the Consumer Healthcare Joint Venture and the Vaccines acquisition had been completed on the dates indicated; nor does it purport to represent the financial condition at any future date.  In addition to the matters noted above, the unaudited pro-forma financial information does not reflect the effect of anticipated synergies and efficiencies associated with the Oncology disposal, the Consumer Healthcare Joint Venture and the Vaccines acquisition.

The unaudited pro-forma financial information does not constitute financial statements within the meaning of Section 434 of the Companies Act 2006.  The unaudited pro-forma financial information in this release should be read in conjunction with the financial statements included in (i) the Group’s Q4 2015 results announcement dated 3 February 2016 and furnished to the SEC on Form 6-K, (ii) the Group’s Annual Report on Form 20-F for 2014 and (iii) the Circular to Shareholders and Notice of General Meeting furnished to the SEC on Form 6-K on 24 November 2014.

Contacts

GSK – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)

US Media enquiries:	Sarah Alspach	+1 202 715 1048	(Washington)
	Sarah Spencer	+1 215 751 3335	(Philadelphia)
	Jenni Ligday	+1 202 715 1049	(Washington)

Analyst/Investor enquiries:	Ziba Shamsi	+44 (0) 20 8047 5543	(London)
	Tom Curry	+1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)

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Financial information

Income statements

	2015 £m	2014 £m	Q4 2015 £m	Q4 2014 £m

TURNOVER	23,923	23,006	6,286	6,186

Cost of sales	(8,853)	(7,323)	(2,541)	(2,029)

Gross profit	15,070	15,683	3,745	4,157

Selling, general and administration	(9,232)	(8,246)	(2,498)	(2,207)
Research and development	(3,560)	(3,450)	(1,054)	(979)
Royalty income	329	310	91	67
Other operating income/(expense)	7,715	(700)	(538)	(347)

OPERATING PROFIT/(LOSS)	10,322	3,597	(254)	691

Finance income	104	68	41	18
Finance expense	(757)	(727)	(199)	(189)
Profit on disposal of associates	843	-	1	-
Share of after tax profits/(losses) of associates and joint ventures	14	30	(5)	11

PROFIT/(LOSS) BEFORE TAXATION	10,526	2,968	(416)	531

Taxation	(2,154)	(137)	(12)	494
Tax rate %	20.5%	4.6%	(2.9)%	(93.0)%

PROFIT/(LOSS) AFTER TAXATION FOR THE PERIOD	8,372	2,831	(428)	1,025

(Loss)/profit attributable to non-controlling interests	(50)	75	(74)	(8)
Profit/(loss) attributable to shareholders	8,422	2,756	(354)	1,033

	8,372	2,831	(428)	1,025

EARNINGS/(LOSS) PER SHARE	174.3p	57.3p	(7.3)p	21.5p

Diluted earnings/(loss) per share	172.3p	56.7p	(7.3)p	21.3p

Statement of comprehensive income

	2015 £m	2014 £m

Profit for the year	8,372	2,831

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(618)	(497)
Reclassification on liquidation of overseas subsidiaries	-	(219)
Deferred tax on exchange movements	-	(2)
Fair value movements on available-for-sale investments	416	29
Reclassification of fair value movements on available-for-sale investments	(346)	(155)
Deferred tax on fair value movements on available-for-sale investments	(91)	(78)
Deferred tax reversed on reclassification of available-for-sale investments	36	58
Fair value movements on cash flow hedges	2	5
Deferred tax on fair value movements on cash flow hedges	-	(1)
Reclassification of cash flow hedges to income statement	2	(5)
Share of other comprehensive (expense)/income of associates and joint ventures	(77)	18

	(676)	(847)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	8	16
Remeasurement gains/(losses) on defined benefit plans	261	(1,181)
Deferred tax on remeasurement gains/(losses) on defined benefit plans	(80)	262

	189	(903)

Other comprehensive expense for the year	(487)	(1,750)

Total comprehensive income for the year	7,885	1,081

Total comprehensive income for the year attributable to:
Shareholders	7,927	990
Non-controlling interests	(42)	91

	7,885	1,081

Statement of comprehensive income

	Q4 2015 £m	Q4 2014 £m

(Loss)/profit for the period	(428)	1,025

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(129)	(188)
Deferred tax on exchange movements	-	(2)
Fair value movements on available-for-sale investments	341	174
Reclassification of fair value movements on available-for-sale investments	(6)	(148)
Deferred tax on fair value movements on available-for-sale investments	(18)	(69)
Deferred tax reversed on reclassification of available-for-sale investments	6	55
Fair value movements on cash flow hedges	3	3
Deferred tax on fair value movements on cash flow hedges	-	(1)
Reclassification of cash flow hedges to income statement	(2)	(4)

	195	(180)

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	9	7
Remeasurement gains/(losses) on defined benefit plans	649	(1,035)
Deferred tax on remeasurement gains/(losses) on defined benefit plans	(156)	207

	502	(821)

Other comprehensive income/(expense) for the period	697	(1,001)

Total comprehensive income for the period	269	24

Total comprehensive income for the period attributable to:
Shareholders	334	25
Non-controlling interests	(65)	(1)

	269	24

Pharmaceuticals and Vaccines turnover
Year ended 31 December 2015

	Total		US		Europe		International

	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%

Respiratory	5,741	(7)	2,750	(10)	1,415	(9)	1,576	-
Anoro Ellipta	79	>100	56	>100	16	>100	7	>100
Avamys/Veramyst	229	3	25	(26)	66	4	138	9
Flixotide/Flovent	623	(12)	379	(19)	92	(1)	152	1
Relvar/Breo Ellipta	257	>100	108	>100	80	>100	69	>100
Seretide/Advair	3,681	(13)	1,865	(13)	1,014	(18)	802	(8)
Ventolin	620	(7)	304	(15)	117	1	199	-
Other	252	6	13	>100	30	11	209	-

Cardiovascular, metabolic and urology (CVMU)	858	(9)	314	(20)	260	(3)	284	-
Avodart	657	(15)	166	(41)	254	(1)	237	(4)
Other	201	21	148	28	6	(46)	47	23

Immuno-inflammation	263	16	242	14	15	42	6	20
Benlysta	230	25	209	24	15	42	6	20
Other	33	(24)	33	(24)	-	-	-	-

Oncology	255	(79)	92	(83)	70	(82)	93	(65)

Other pharmaceuticals	2,199	(4)	188	2	596	(2)	1,415	(6)
Dermatology	412	(9)	41	(20)	138	(1)	233	(12)
Augmentin	528	(2)	-	(100)	170	(2)	358	(2)
Other anti-bacterials	184	(11)	6	-	51	(8)	127	(12)
Rare diseases	371	(6)	47	(33)	122	(1)	202	(1)
Other	704	1	94	76	115	1	495	(6)

Innovative Pharmaceuticals	9,316	(14)	3,586	(18)	2,356	(16)	3,374	(7)

Established Products	2,528	(15)	647	(30)	493	(11)	1,388	(8)
Coreg	123	(8)	123	(8)	-	-	-	-
Hepsera	63	(27)	-	-	1	-	62	(28)
Imigran/Imitrex	160	(5)	76	(11)	56	-	28	4
Lamictal	531	(1)	266	(3)	96	(2)	169	3
Lovaza	93	(64)	93	(64)	-	-	-	-
Requip	93	(10)	5	(29)	29	(23)	59	-
Serevent	93	(14)	43	(7)	36	(21)	14	(12)
Seroxat/Paxil	165	(16)	(13)	-	35	(12)	143	(10)
Valtrex	165	14	20	(27)	24	(4)	121	30
Zeffix	134	(22)	2	(33)	7	(13)	125	(23)
Other	908	(16)	32	(63)	209	(16)	667	(11)

Global Pharmaceuticals	11,844	(14)	4,233	(20)	2,849	(16)	4,762	(7)

HIV	2,322	54	1,301	77	716	46	305	15
Combivir	34	(42)	10	(17)	9	(46)	15	(50)
Epzicom/Kivexa	698	(7)	258	(14)	304	(1)	136	(5)
Lexiva/Agenerase	65	(25)	40	(21)	12	(32)	13	(27)
Selzentry	124	(8)	60	2	48	(10)	16	(26)
Tivicay	588	>100	389	79	147	>100	52	>100
Triumeq	730	>100	510	>100	176	>100	44	>100
Trizivir	26	(28)	9	(21)	14	(29)	3	(43)
Other	57	(19)	25	(27)	6	(36)	26	-

Pharmaceuticals	14,166	(7)	5,534	(8)	3,565	(8)	5,067	(6)

Vaccines	3,657	19	1,258	24	1,097	23	1,302	12
Bexsero	115	-	17	-	86	-	12	-
Boostrix	358	12	209	18	88	23	61	(12)
Cervarix	88	(20)	3	(50)	37	(15)	48	(21)
Fluarix, FluLaval	268	21	197	28	23	14	48	2
Hepatitis	540	(4)	273	7	154	(11)	113	(12)
Infanrix, Pediarix	733	(9)	269	(17)	332	(2)	132	(9)
Menveo	160	-	99	-	36	-	25	-
Rabipur/Rabivert	61	-	28	-	17	-	16	-
Rotarix	417	14	139	47	64	3	214	4
Synflorix	381	5	-	-	39	8	342	4
Other	536	65	24	>100	221	56	291	64

	17,823	(3)	6,792	(4)	4,662	(2)	6,369	(3)

Pharmaceuticals and Vaccines turnover
Three months ended 31 December 2015

	Total		US		Europe		International

	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%	£m	Growth CER%

Respiratory	1,594	(3)	848	3	341	(11)	405	(7)
Anoro Ellipta	30	>100	21	>100	6	>100	3	-
Avamys/Veramyst	53	(2)	7	(25)	15	7	31	-
Flixotide/Flovent	167	(11)	105	(13)	24	(4)	38	(9)
Relvar/Breo Ellipta	99	>100	48	>100	25	>100	26	93
Seretide/Advair	1,029	(8)	592	2	232	(22)	205	(14)
Ventolin	147	(16)	67	(26)	31	(3)	49	(8)
Other	69	9	8	>100	8	33	53	(5)

Cardiovascular, metabolic and urology (CVMU)	173	(30)	42	(61)	59	(10)	72	(5)
Avodart	110	(42)	(5)	<(100)	56	(13)	59	(6)
Other	63	26	47	29	3	>100	13	-

Immuno-inflammation	75	20	70	20	4	67	1	(50)
Benlysta	64	27	59	27	4	67	1	(50)
Other	11	(8)	11	(8)	-	-	-	-

Oncology	8	(97)	-	(99)	-	(100)	8	(90)

Other pharmaceuticals	609	(3)	44	(33)	171	(5)	394	2
Dermatology	104	(11)	13	-	35	6	56	(20)
Augmentin	129	1	-	-	45	2	84	1
Other anti-bacterials	50	(12)	2	-	13	(13)	35	(12)
Rare diseases	95	(9)	10	(42)	31	-	54	(4)
Other	231	4	19	(43)	47	(16)	165	21

Innovative Pharmaceuticals	2,459	(16)	1,004	(18)	575	(21)	880	(9)

Established Products	609	(20)	156	(34)	125	(8)	328	(15)
Coreg	34	(11)	34	(11)	-	-	-	-
Hepsera	10	(50)	-	-	1	-	9	(55)
Imigran/Imitrex	40	(7)	16	(27)	16	13	8	14
Lamictal	139	(6)	70	(10)	25	-	44	(4)
Lovaza	22	(62)	22	(62)	-	-	-	-
Requip	25	(11)	2	-	9	-	14	(16)
Serevent	25	(11)	13	(8)	9	(18)	3	-
Seroxat/Paxil	36	(27)	(6)	-	9	(17)	33	(16)
Valtrex	34	(16)	4	(43)	6	-	24	(13)
Zeffix	29	(28)	-	(100)	2	(50)	27	(25)
Other	215	(19)	1	(81)	48	(16)	166	(13)

Global Pharmaceuticals	3,068	(17)	1,160	(20)	700	(19)	1,208	(11)

HIV	695	51	406	66	205	49	84	9
Combivir	8	(47)	2	(44)	2	(37)	4	(51)
Epzicom/Kivexa	162	(19)	60	(26)	71	(12)	31	(17)
Lexiva/Agenerase	13	(43)	9	(28)	2	(34)	2	(76)
Selzentry	30	(11)	16	3	11	(16)	3	(35)
Tivicay	174	58	115	49	44	95	15	35
Triumeq	289	>100	197	>100	73	>100	19	>100
Trizivir	6	(44)	1	(54)	3	(24)	2	<(100)
Other	13	(22)	6	(44)	(1)	-	8	-

Pharmaceuticals	3,763	(9)	1,566	(8)	905	(10)	1,292	(10)

Vaccines	963	20	275	15	291	30	397	16
Bexsero	37	-	6	-	28	-	3	-
Boostrix	91	61	53	76	13	(7)	25	100
Cervarix	17	(40)	-	-	10	(8)	7	(65)
Fluarix, FluLaval	67	(12)	35	(26)	10	43	22	-
Hepatitis	134	(7)	68	(2)	40	(11)	26	(15)
Infanrix, Pediarix	165	(19)	55	(30)	90	-	20	(47)
Menveo	25	-	16	-	14	-	(5)	-
Rabipur/Rabivert	16	-	8	-	4	-	4	-
Rotarix	98	23	28	>100	16	-	54	2
Synflorix	136	13	-	-	9	67	127	10
Other	177	85	6	-	57	65	114	100

	4,726	(4)	1,841	(5)	1,196	(3)	1,689	(5)

Balance sheet

	31 December 2015 £m	31 December 2014 £m
ASSETS
Non-current assets
Property, plant and equipment	9,668	9,052
Goodwill	5,162	3,724
Other intangible assets	16,672	8,320
Investments in associates and joint ventures	207	340
Other investments	1,255	1,114
Deferred tax assets	2,905	2,688
Other non-current assets	990	735

Total non-current assets	36,859	25,973

Current assets
Inventories	4,716	4,231
Current tax recoverable	180	138
Trade and other receivables	5,615	4,600
Derivative financial instruments	125	146
Liquid investments	75	69
Cash and cash equivalents	5,830	4,338
Assets held for sale	46	1,156

Total current assets	16,587	14,678

TOTAL ASSETS	53,446	40,651

LIABILITIES
Current liabilities
Short-term borrowings	(1,308)	(2,943)
Trade and other payables	(9,191)	(7,958)
Derivative financial instruments	(153)	(404)
Current tax payable	(1,421)	(945)
Short-term provisions	(1,344)	(1,045)

Total current liabilities	(13,417)	(13,295)

Non-current liabilities
Long-term borrowings	(15,324)	(15,841)
Deferred tax liabilities	(1,522)	(445)
Pensions and other post-employment benefits	(3,229)	(3,179)
Other provisions	(420)	(545)
Derivative financial instruments	-	(9)
Other non-current liabilities	(10,656)	(2,401)

Total non-current liabilities	(31,151)	(22,420)

TOTAL LIABILITIES	(44,568)	(35,715)

NET ASSETS	8,878	4,936

EQUITY
Share capital	1,340	1,339
Share premium account	2,831	2,759
Retained earnings	(1,397)	(2,074)
Other reserves	2,340	2,239

Shareholders’ equity	5,114	4,263

Non-controlling interests	3,764	673

TOTAL EQUITY	8,878	4,936

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2015	1,339	2,759	(2,074)	2,239	4,263	673	4,936

Profit for the year			8,422		8,422	(50)	8,372
Other comprehensive expense for the year			(520)	25	(495)	8	(487)

Total comprehensive income/(expense) for the year			7,902	25	7,927	(42)	7,885

Distributions to non-controlling interests						(237)	(237)
Dividends to shareholders			(3,874)		(3,874)		(3,874)
Gain on transfer of net assets into Consumer Healthcare Joint Venture			2,891		2,891		2,891
Consumer Healthcare Joint Venture put option			(6,204)		(6,204)		(6,204)
Changes in non-controlling interests						3,370	3,370
Loss on transfer of equity investment to investment in associate			(229)		(229)		(229)
Shares issued	1	72			73		73
Shares acquired by ESOP Trusts				(99)	(99)		(99)
Write-down on shares held by ESOP Trusts			(175)	175			-
Share-based incentive plans			356		356		356
Tax on share-based incentive plans			10		10		10

At 31 December 2015	1,340	2,831	(1,397)	2,340	5,114	3,764	8,878

At 1 January 2014	1,336	2,595	913	2,153	6,997	815	7,812

Profit for the year			2,756		2,756	75	2,831
Other comprehensive (expense)/income for the year			(1,626)	(140)	(1,766)	16	(1,750)

Total comprehensive income/(expense) for the year			1,130	(140)	990	91	1,081

Distributions to non-controlling interests						(205)	(205)
Dividends to shareholders			(3,843)		(3,843)		(3,843)
Changes in non-controlling interests			(58)		(58)	(28)	(86)
Shares issued	3	164			167		167
Forward contract relating to non-controlling interest				21	21		21
Ordinary shares purchased and held as Treasury shares			(238)		(238)		(238)
Shares acquired by ESOP Trusts			150	(245)	(95)		(95)
Write-down on shares held by ESOP Trusts			(450)	450			-
Share-based incentive plans			326		326		326
Tax on share-based incentive plans			(4)		(4)		(4)

At 31 December 2014	1,339	2,759	(2,074)	2,239	4,263	673	4,936

Cash flow statement
Year ended 31 December 2015

	2015 £m	2014 £m

Profit after tax	8,372	2,831
Tax on profits	2,154	137
Share of after tax profits of associates and joint ventures	(14)	(30)
Profit on disposal of interest in associates	(843)	-
Net finance expense	653	659
Profit on disposal of Oncology business	(9,228)	-
Depreciation and other adjusting items	1,862	2,026
Decrease/(increase) in working capital	27	(91)
Increase in other net liabilities	1,648	752

Cash generated from operations	4,631	6,284
Taxation paid	(2,062)	(1,108)

Net cash inflow from operating activities	2,569	5,176

Cash flow from investing activities
Purchase of property, plant and equipment	(1,380)	(1,188)
Proceeds from sale of property, plant and equipment	72	39
Purchase of intangible assets	(521)	(563)
Proceeds from sale of intangible assets	236	330
Purchase of equity investments	(82)	(83)
Proceeds from sale of equity investments	357	205
Purchase of businesses, net of cash acquired	(3,541)	(104)
Disposal of businesses	10,246	225
Investment in associates and joint ventures	(16)	(9)
Proceeds from disposal of associates and joint ventures	564	1
(Increase)/decrease in liquid investments	(2)	1
Interest received	99	63
Dividends from associates and joint ventures	5	5

Net cash inflow/(outflow) from investing activities	6,037	(1,078)

Cash flow from financing activities
Issue of share capital	73	167
Shares acquired by ESOP Trusts	(99)	(95)
Shares purchased and held as Treasury shares	-	(238)
Purchase of non-controlling interests	-	(679)
Increase in long-term loans	-	1,960
Repayment of short-term loans	(2,412)	(1,709)
Net repayment of obligations under finance leases	(25)	(23)
Interest paid	(762)	(707)
Dividends paid to shareholders	(3,874)	(3,843)
Distributions to non-controlling interests	(237)	(205)
Other financing items	233	(13)

Net cash outflow from financing activities	(7,103)	(5,385)

Increase/(decrease) in cash and bank overdrafts in the year	1,503	(1,287)

Cash and bank overdrafts at beginning of the year	4,028	5,231
Exchange adjustments	(45)	84
Increase/(decrease) in cash and bank overdrafts	1,503	(1,287)

Cash and bank overdrafts at end of the year	5,486	4,028

Cash and bank overdrafts at end of the year comprise:
Cash and cash equivalents	5,830	4,338
Overdrafts	(344)	(310)

	5,486	4,028

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET).  The completion of the Novartis transaction on 2 March 2015 has changed the balance of the Group and GSK has changed its segment reporting to reflect this.  With effect from 1 January 2015, GSK has reported results under five segments: Global Pharmaceuticals, ViiV Healthcare, Pharmaceuticals R&D, Vaccines and Consumer Healthcare and individual members of the CET are responsible for each segment.  Comparative information has been restated accordingly.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

The Pharmaceuticals R&D segment is the responsibility of the Head of Research & Development and is reported as a separate segment.

Corporate and other unallocated costs include the results of several Vaccines and Consumer Healthcare products which are being held for sale in a number of markets in order to meet anti-trust approval requirements, together with the costs of corporate functions.

From 1 January 2016, the Global Pharmaceuticals and ViiV Healthcare segments will be combined and reported as one operating segment: Pharmaceuticals.

Turnover by segment
	2015 £m	2014 (restated) £m	Growth CER%

Global Pharmaceuticals	11,844	13,950	(14)
ViiV Healthcare	2,322	1,498	54

Pharmaceuticals	14,166	15,448	(7)
Vaccines	3,657	3,159	19
Consumer Healthcare	6,028	4,312	44

Segment turnover	23,851	22,919	6
Corporate and other unallocated turnover	72	87	(9)

Total turnover	23,923	23,006	6

Operating profit by segment
	2015 £m	2014 (restated) £m	Growth CER%

Global Pharmaceuticals	4,733	6,388	(24)
ViiV Healthcare	1,686	977	72
Pharmaceuticals R&D	(2,168)	(2,326)	(10)

Pharmaceuticals	4,251	5,039	(12)
Vaccines	966	997	(9)
Consumer Healthcare	680	491	66

Segment profit	5,897	6,527	(6)
Corporate and other unallocated costs	(168)	67	>(100)

Core operating profit	5,729	6,594	(9)
Non-core items	4,593	(2,997)

Total operating profit	10,322	3,597	>100

Finance income	104	68
Finance costs	(757)	(727)
Profit on disposal of associates	843	-
Share of after tax profits of associates and joint ventures	14	30

Profit before taxation	10,526	2,968	>100

Turnover by segment
	Q4 2015 £m	Q4 2014 (restated) £m	Growth CER%

Global Pharmaceuticals	3,068	3,756	(17)
ViiV Healthcare	695	462	51

Pharmaceuticals	3,763	4,218	(9)
Vaccines	963	839	20
Consumer Healthcare	1,562	1,106	47

Segment turnover	6,288	6,163	5
Corporate and other unallocated turnover	(2)	23	>(100)

Total turnover	6,286	6,186	4

Operating profit by segment
	Q4 2015 £m	Q4 2014 (restated) £m	Growth CER%

Global Pharmaceuticals	1,149	1,797	(34)
ViiV Healthcare	489	302	63
Pharmaceuticals R&D	(575)	(638)	(11)

Pharmaceuticals	1,063	1,461	(24)
Vaccines	164	211	(23)
Consumer Healthcare	180	128	73

Segment profit	1,407	1,800	(17)
Corporate and other unallocated costs	(50)	(30)	55

Core operating profit	1,357	1,770	(18)
Non-core items	(1,611)	(1,079)

Total operating (loss)/profit	(254)	691	>(100)

Finance income	41	18
Finance costs	(199)	(189)
Profit on disposal of associates	1	-
Share of after tax (losses)/profits of associates and joint ventures	(5)	11

(Loss)/profit before taxation	(416)	531	>(100)

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust and governmental investigations as well as related private litigation, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2014, as updated by the Legal matters section of the Results Announcements for Q1, Q2 and Q3 2015.

At 31 December 2015, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ below) was £0.4 billion.  The Group may become involved in significant legal proceedings in respect of which it is not possible to make a reliable estimate of the expected financial effect, if any, that could result from ultimate resolution of the proceedings.  In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.  The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

There have been no significant legal developments since the quarter ending 30 September 2015.

Developments with respect to tax matters are described in ‘Taxation’ below.

Taxation

In the year to December 2015, tax on core profits amounted to £993 million, representing an effective core tax rate of 19.5% (2014: 19.6%).  The reduction in core tax rate included the resolution of a number of matters that benefited the year and, in particular, the fourth quarter.

The reported charge for taxation on total profits amounted to £2,154 million, representing an effective tax rate of 20.5% (2014: 4.6%).

The Group’s balance sheet at 31 December 2015 included deferred tax assets of £2,905 million, deferred tax liabilities of £1,522 million, a tax payable liability of £1,421 million and a tax recoverable asset of £180 million.  The increase in deferred tax liabilities was primarily due to deferred tax on the Consumer Healthcare intangible assets acquired from Novartis.

GSK continues to believe that it has made adequate provision for the liabilities likely to arise from periods which are open and not yet agreed by tax authorities.  The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

Transfer pricing and other issues are as previously described in the ‘Taxation’ note in the Annual Report 2014.  There have been no other material changes to tax matters since the publication of the Annual Report.

The percentage growth in core EPS for 2016 anticipated in the 2016 guidance factors in an expectation of upward pressures on the core effective tax rate given the likely changes in the mix of the Group’s businesses and, in particular, an anticipated higher proportion of sales from its US businesses.  Subject to the actual future geographic mix of the Group’s profits and, in particular, the proportion arising in the US and other higher tax rate jurisdictions, it is expected that this will lift the effective core tax rate in 2016 to 20-21%.  Further moderate upward pressure over the next several years is also likely for the same reasons.

Additional information

Accounting policies and basis of preparation
This unaudited Results Announcement contains condensed financial information for the year and the three months ended 31 December 2015, and should be read in conjunction with the Annual Report 2014, which was prepared in accordance with International Financial Reporting Standards as adopted by the European Union.  This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2014, except that an amendment to IAS 19 ‘Defined benefit plans: Employee contributions’ has been implemented from 1 January 2015.  This revision has not had a material impact on the results or financial position of the Group.

In addition, the segment information for 2014 has been restated to reflect changes made to segments in 2015 as set out under ‘Segment information’ above.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006.  The full Group accounts for 2014 were published in the Annual Report 2014, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates
GSK operates in many countries, and earns revenues and incurs costs in many currencies.  The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies.  Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling.  Period-end rates are used to translate the net assets of those entities.  The currencies which most influenced these translations and the relevant exchange rates were:

	2015	2014	Q4 2015	Q4 2014

Average rates:
US$/£	1.53	1.65	1.53	1.59
Euro/£	1.37	1.24	1.37	1.27
Yen/£	185	175	185	181

Period-end rates:
US$/£	1.47	1.56	1.47	1.56
Euro/£	1.36	1.29	1.36	1.29
Yen/£	177	187	177	187

During 2015, average sterling exchange rates were stronger against the Euro and the Yen, but weaker against the US Dollar, compared with the same period in 2014.  Similarly, during the three months ended 31 December 2015, average sterling exchange rates were stronger against the Euro and the Yen, but weaker against the US Dollar compared with the same period in 2014.  Year-end sterling exchange rates were stronger against the Euro but weaker against the US Dollar and the Yen.

Venezuela
Because of the continuing political and economic uncertainties in Venezuela, at 31 December 2015, the Group changed the exchange rate used to translate its subsidiaries in Venezuela.  Up to that point, the Group applied one of the official rates available of VEF 6.3/US$1.  At 31 December 2015, this was changed to VEF 199.6/US$1 (VEF 293.4/£1).  This change had no significant impact on the Group income statement, but gave rise to an exchange loss on translation of the cash held by the Venezuelan subsidiaries of £94 million.

Weighted average number of shares
	2015 millions	2014 millions

Weighted average number of shares – basic	4,831	4,808
Dilutive effect of share options and share awards	57	57

Weighted average number of shares – diluted	4,888	4,865

	Q4 2015 millions	Q4 2014 millions

Weighted average number of shares – basic	4,838	4,809
Dilutive effect of share options and share awards	56	51

Weighted average number of shares – diluted	4,894	4,860

At 31 December 2015, 4,840 million shares were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). This compares with 4,811 million shares at 31 December 2014.

Net assets
The book value of net assets increased by £3,942 million from £4,936 million at 31 December 2014 to £8,878 million at 31 December 2015.  This primarily reflects the impact of both operating profits and business and asset disposal profits, partly offset by the remeasurement of the ViiV Healthcare contingent consideration, the Consumer Healthcare acquisition and the dividends paid in the year.

The carrying value of investments in associates and joint ventures at 31 December 2015 was £207 million, with a market value of £267 million.  Assets held for sale amounted to £46 million at 31 December 2015 (31 December 2014: £1,156 million).  The decrease in the year primarily reflected the realisation of the Oncology assets sold to Novartis.

At 31 December 2015, the net deficit on the Group’s pension plans was £1,584 million compared with £1,689 million at 31 December 2014.  The decrease in the net deficit primarily arose from an increase in the rates used to discount UK pension liabilities from 3.6% to 3.8%, and US pension liabilities from 3.8% to 4.2%, together with combined cash injections into the UK and US schemes of £196 million, partly offset by increase in the UK inflation rate from 3% to 3.1%, together with the impact of the Novartis transaction.

At 31 December 2015, the post-retirement benefits provision was £1,387 million compared with £1,397 million at 31 December 2014.

In certain circumstances, Novartis has the right to require GSK to acquire its 36.5% shareholding in the Consumer Healthcare joint venture at a market-based valuation.  This right is exercisable in certain windows from 2018 to 2035 and may be exercised either in respect of Novartis' entire shareholding or in up to four instalments.  GSK has recognised a financial liability of £6,287 million in Other non-current liabilities at 31 December 2015.  This represents the present value of the estimated amount payable by GSK in the event of full exercise of the right by Novartis.

Contingent consideration amounted to £3,855 million at 31 December 2015 (31 December 2014: £1,724 million), including amounts payable to Shionogi related to ViiV Healthcare of £3,409 million and to Novartis related to the Vaccines acquisition of £405 million.

At 31 December 2015, the ESOP Trusts held 29.8 million GSK shares against the future exercise of share options and share awards.  The carrying value of £75 million has been deducted from other reserves.  The market value of these shares was £409 million.

At 31 December 2015, the company held 491.5 million Treasury shares at a cost of £6,917 million, which has been deducted from retained earnings.

Contingent liabilities
There were contingent liabilities at 31 December 2015 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business.  No material losses are expected to arise from such contingent liabilities.  Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow.  Descriptions of the significant legal and tax disputes to which the Group is a party are set out on page 48.

Acquisitions and disposals
On 18 December 2015, GSK announced that its global HIV business, ViiV Healthcare, had reached an agreement with Bristol-Myers Squibb, to acquire its preclinical and discovery stage HIV research business.  The consideration comprises an upfront payment of $33 million, followed by milestones of up to $587 million and further consideration contingent on future sales performance of the acquired assets.  This business acquisition is anticipated to complete during H1 2016, subject to approvals.

In a separate transaction, GSK also agreed with Bristol-Myers Squibb to acquire its late-stage HIV R&D assets.  The consideration comprises an upfront payment of $317 million, followed by milestones of up to $518 million, and tiered royalties on sales.  This transaction is also anticipated to complete during H1 2016, subject to approvals.

Reconciliation of cash flow to movements in net debt

	2015 £m	2014 £m

Net debt at beginning of the year	(14,377)	(12,645)

Increase/(decrease) in cash and bank overdrafts	1,503	(1,287)
Increase/(decrease) in liquid investments	2	(1)
Net increase in long-term loans	-	(1,960)
Net repayment of short-term loans	2,412	1,710
Net repayment of obligations under finance leases	25	23
Exchange adjustments	(268)	(193)
Other non-cash movements	(24)	(24)

Decrease/(increase) in net debt	3,650	(1,732)

Net debt at end of the year	(10,727)	(14,377)

Reconciliation of free cash flow and adjusted free cash flow

	2015 £m	2014 £m

Net cash inflow from operating activities	2,569	5,176

Purchase of property, plant and equipment	(1,380)	(1,188)
Purchase of intangible assets	(521)	(563)
Proceeds from sale of property, plant and equipment	72	39
Interest paid	(762)	(707)
Interest received	99	63
Dividends from associates and joint ventures	5	5
Distributions to non-controlling interests	(237)	(205)

Free cash flow	(155)	2,620

Legal settlements	420	702

Adjusted free cash flow	265	3,322

Core results reconciliations

The reconciliations between total results and core results for 2015 and 2014 and also Q4 2015 and Q4 2014 are set out below.

Income statement – Core results reconciliation Year ended 31 December 2015

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition- related £m	Disposals and other £m	Core results £m

Turnover	23,923							23,923
Cost of sales	(8,853)	522	147	563		89	12	(7,520)

Gross profit	15,070	522	147	563		89	12	16,403

Selling, general and administration	(9,232)		7	1,009	221	88		(7,907)
Research and development	(3,560)	41	52	319			52	(3,096)
Royalty income	329							329
Other operating income/(expense)	7,715					2,061	(9,776)	-

Operating profit	10,322	563	206	1,891	221	2,238	(9,712)	5,729

Net finance costs	(653)			5			12	(636)
Profit on disposal of associates	843						(843)	-
Share of after tax profits of associates and joint ventures	14						(16)	(2)

Profit before taxation	10,526	563	206	1,896	221	2,238	(10,559)	5,091

Taxation	(2,154)	(161)	(50)	(441)	(21)	(352)	2,186	(993)
Tax rate %	20.5%							19.5%

Profit after taxation	8,372	402	156	1,455	200	1,886	(8,373)	4,098

(Loss)/profit attributable to non-controlling interests	(50)					500	(10)	440

Profit attributable to shareholders	8,422	402	156	1,455	200	1,386	(8,363)	3,658

Earnings per share	174.3p	8.3p	3.2p	30.1p	4.1p	28.8p	(173.1)p	75.7p

Weighted average number of shares (millions)	4,831							4,831

The allocation of non-core items to non-controlling interests is presented as two amounts in the ‘Acquisition-related’ and ‘Disposals and other’ columns.

Income statement – Core results reconciliation Year ended 31 December 2014

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition- related £m	Disposals and other £m	Core results £m

Turnover	23,006							23,006
Cost of sales	(7,323)	503	78	204			3	(6,535)

Gross profit	15,683	503	78	204			3	16,471

Selling, general and administration	(8,246)			430	548	75	119	(7,074)
Research and development	(3,450)	72	72	116			77	(3,113)
Royalty income	310							310
Other operating income/(expense)	(700)					768	(68)	-

Operating profit	3,597	575	150	750	548	843	131	6,594

Net finance costs	(659)			5			8	(646)
Share of after tax profits of associates and joint ventures	30							30

Profit before taxation	2,968	575	150	755	548	843	139	5,978

Taxation	(137)	(209)	(29)	(215)	(26)	(134)	(422)	(1,172)
Tax rate %	4.6%							19.6%

Profit after taxation	2,831	366	121	540	522	709	(283)	4,806

Profit attributable to non-controlling interests	75					147		222

Profit attributable to shareholders	2,756	366	121	540	522	562	(283)	4,584

Earnings per share	57.3p	7.6p	2.5p	11.3p	10.9p	11.7p	(5.9)p	95.4p

Weighted average number of shares (millions)	4,808							4,808

The allocation of non-core items to non-controlling interests is presented as one amount in the ‘Acquisition-related’ column.

Income statement – Core results reconciliation Three months ended 31 December 2015

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition related £m	Disposals and other £m	Core results £m

Turnover	6,286							6,286
Cost of sales	(2,541)	138	67	236		34		(2,066)

Gross profit	3,745	138	67	236		34		4,220

Selling, general and administration	(2,498)		7	369	14			(2,108)
Research and development	(1,054)	10	12	169			17	(846)
Royalty income	91							91
Other operating income/(expense)	(538)			(1)		680	(141)	-

Operating profit	(254)	148	86	773	14	714	(124)	1,357

Net finance costs	(158)			1			3	(154)
Profit on disposal of associates	1						(1)	-
Share of after tax losses of associates and joint ventures	(5)							(5)

(Loss)/profit before taxation	(416)	148	86	774	14	714	(122)	1,198

Taxation	(12)	(77)	(25)	(172)	(17)	(124)	212	(215)
Tax rate %	(2.9)%							17.9%

(Loss)/profit after taxation	(428)	71	61	602	(3)	590	90	983

(Loss)/profit attributable to non-controlling interests	(74)					183		109

(Loss)/profit attributable to shareholders	(354)	71	61	602	(3)	407	90	874

(Loss)/earnings per share	(7.3)p	1.5p	1.3p	12.4p	(0.1)p	8.4p	1.9p	18.1p

Weighted average number of shares (millions)	4,838							4,838

The allocation of non-core items to non-controlling interests is presented as one amount in the ‘Acquisition-related’ column.

Income statement – Core results reconciliation Three months ended 31 December 2014

	Total results £m	Intangible amortisation £m	Intangible impairment £m	Major restructuring £m	Legal costs £m	Acquisition related £m	Disposals and other £m	Core results £m

Turnover	6,186							6,186
Cost of sales	(2,029)	110	41	88			(8)	(1,798)

Gross profit	4,157	110	41	88			(8)	4,388

Selling, general and administration	(2,207)			267	75	(4)	5	(1,864)
Research and development	(979)	15	14	102			27	(821)
Royalty income	67							67
Other operating income/(expense)	(347)					356	(9)	-

Operating profit	691	125	55	457	75	352	15	1,770

Net finance costs	(171)			1			2	(168)
Share of after tax profits of associates and joint ventures	11							11

Profit before taxation	531	125	55	458	75	352	17	1,613

Taxation	494	(100)	(9)	(101)	14	(35)	(509)	(246)
Tax rate %	(93.0)%							15.3%

Profit after taxation	1,025	25	46	357	89	317	(492)	1,367

Profit attributable to non-controlling interests	(8)					60		52

Profit attributable to shareholders	1,033	25	46	357	89	257	(492)	1,315

Earnings per share	21.5p	0.4p	1.0p	7.4p	1.9p	5.3p	(10.2)p	27.3p

Weighted average number of shares (millions)	4,809							4,809

The allocation of non-core items to non-controlling interests is presented as one amount in the ‘Acquisition-related’ column.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 03, 2016

By: VICTORIA WHYTE
----------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc